Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Greenfield Robotics Corporation
36706 W 39th St S
Cheney, KS 67025
https://www.greenfieldincorporated.com/

Up to $3,765,937.26 in Series Seed-4 Preferred Stock at $1.59
Minimum Target Amount: $19,999.02

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Greenfield Robotics Corporation
Address: 36706 W 39th St S, Cheney, KS 67025
State of Incorporation: DE
Date Incorporated: December 29, 2017

Terms:

Equity

Offering Minimum: $19,999.02 | 12,578 shares of Series Seed-4 Preferred Stock
Offering Maximum: $3,765,937.26 | 2,368,514 shares of Series Seed-4 Preferred Stock
Type of Security Offered: Series Seed-4 Preferred Stock
Purchase Price of Security Offered: $1.59
Minimum Investment Amount (per investor): $499.26

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: All investors, those who indicated formal interest in reserving shares during our testing the waters phase, and customers as of 6/1/2025 will receive 15% bonus shares.

Time-Based Perks:

Early Bird: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

<u>Mid-Campaign Perks</u>

August: Invest between day 21 and 38 and receive 10% bonus shares

September: Invest between day 51 and 66 and receive 10% bonus shares

October: Invest between day 84 and 101 and receive 10% bonus shares

Amount-Based Perks:

Bot Backer: Invest $1,500+ and receive 2% bonus shares + access to the GFR quarterly newsletter

Seed Supporter: Invest $3,000+ and receive 5% bonus shares + access to the GFR quarterly newsletter + t-shirt

Sprout Steward: Invest 7,500+ and receive 7% bonus shares + quarterly private webinar [invite only]

Growth Agent: Invest $15,000+ and receive 10% bonus shares + Zoom Meet 'n Greet with CEO or Founder

Budding Genius: Invest $25,000+ and receive 12% bonus shares + 'Adopt A Bot': (Name one robot per investor & while supplies last) plus post on social media

Innovator: Invest $50,000+ and receive 15% bonus shares + Video Tour and Zoom of Greenfield Robotics Headquarters with Head of Sales + Investor Feature in Newsletter

Visionary: Invest $100,000+ and receive 20% bonus shares + Field Day Invite to Greenfield Robotics HQ + Custom 3D printed robot + Investor Feature in Newsletter

Founder's Circle: Invest $250,000+ and receive 25% bonus shares + 1:1 Greenfield Robotics Headquarters Tour with Founder + Investor Feature in Newsletter

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Greenfield Robotics Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-4 Preferred Stock at $1.59 / share, you will receive 110 shares of Series Seed-4 Preferred Stock, meaning you'll own 110 shares for $159. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Greenfield Robotics Corporation (or the "Issuer") has developed agricultural robots to offer affordable, on-demand farming services, without chemicals. Our robotic services include weed control and micro-spraying of nutrients, with more services on the way. This allows farmers to grow food with reduced or zero chemicals, helping consumers and food companies get access to safe, clean ingredients. The Issuer conducts business in Kansas and the surrounding area, with projects in California and plans to expand across the United States.

Business Plan

Greenfield Robotics addresses a critical problem in modern agriculture: the unsustainable reliance on chemicals. With almost 900 million acres of farmland in the United States alone, the environmental and health implications of current practices are significant. Chemical herbicides are not only costly but also increasingly ineffective, leading to concerns about their impact on human health and the environment. In response to these challenges, Greenfield Robotics has developed an innovative solution: autonomous weed control robots. These robots, equipped with advanced technology, offer farmers a cost-effective and environmentally friendly alternative to chemical herbicides. By autonomously identifying and removing weeds, Greenfield's system reduces and eventually eliminates the need for chemical herbicides in farming. Greenfield Robotics' approach prioritizes sustainability and environmental stewardship. By promoting soil health and reducing reliance on synthetic inputs, the Issuer contributes to the long-term viability of agricultural ecosystems. Moreover, by providing a chemical-free alternative to weed control, Greenfield Robotics helps mitigate health concerns for farmers and consumers alike. The Issuer's strategic partnerships and investor support further validate its potential for positive impact. Backed by investments from industry leaders like Chipotle Mexican Grill and strategic partnerships with organizations like MKC, one of the largest grain farmers' coops, Greenfield Robotics is well-positioned for growth and expansion. In summary, Greenfield Robotics offers a promising solution to the environmental, economic, and health challenges facing modern agriculture. By leveraging innovative technology and a commitment to sustainability, the Issuer aims to revolutionize weed control practices, providing farmers with a viable alternative to chemical herbicides and enabling the production of clean, chemical-free food for consumers.

Products and/or Services

Greenfield Robotics offers a fleet of advanced robots known as BOTONY, which provide essential services to farms of all sizes. These small, autonomous, AI-powered robots operate under a leasing model, making them affordable and accessible for broadacre crop operations. They help reduce farming costs while minimizing reliance on expensive and harmful chemicals, thereby protecting both human health and the environment. Beyond herbicide-free weed control, the robots are

also capable of micro-spraying nutrients, with additional functionalities planned for future release.

Customer Base

The primary customer base for Greenfield Robotics is farming operations of all sizes across the US, with a focus on broadacre crops, such as sorghum, sunflowers, soybeans, pinto beans, black beans, corn, and cotton. In coming seasons, Greenfield plans to test its robots on crops such as oats, barley, wheat, rice, as well as specialty crops.

Intellectual Property

Greenfield Robotics holds several intellectual property assets. These include a pending utility patent (Application #17/735,445) is pending in the United States, filed on May 3, 2022, for a Robotic Weed Control Apparatus and Method. A similar utility patent is pending in Brazil (Application #1120230075521, filed on October 20, 2021). A related international PCT utility patent application (PCT/US23/20803) was filed on May 3, 2023. Additionally, the Company has a pending U.S. utility patent (Application #18/266,255, filed on June 8, 2023) for a Robotic Livestock Grazing Apparatus and Method.

Greenfield Robotics also holds registered and pending service marks. The "Greenfield Robotics" mark (Registration #6212302) was registered in the United States on December 1, 2020, following a filing on September 5, 2019. The "BOTONY" service mark (Application #97614155) was filed in the U.S. on September 30, 2022, and is currently pending.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

At present, Greenfield Robotics is not involved in any litigation, nor is there any known or threatened litigation against the Company.

Competitors and Industry

Competitors

The Company faces competition from several firms, including Farmwise, Blue River Technology, and Carbon Robotics. Farmwise, established in 2016, has developed robotic equipment for automating weeding on vegetable farms and has raised substantial funding. Blue River Technology, founded in 2011, specializes in computer vision and robotics for weed control and has been acquired by a major agricultural corporation. Carbon Robotics, launched in 2018, offers AI-based autonomous weeder robots and has secured significant investment to expand its operations. Despite the competitive landscape, GreenField differentiates itself through its focus on chemical-free solutions and a service-oriented approach that emphasizes ease of integration for farmers.

Industry

The total addressable market (TAM) is estimated to include over 250 million acres of broadacre cropland in the United States, while the serviceable addressable market (SAM) comprises more than 100 million acres of soybean, cotton, and sorghum in the U.S., based on USDA Farm Service Agency acreage data from August 9, 2024.

Current Stage and Roadmap

Current Stage

The Company's BOTONY robotic fleet is actively deployed across farms, providing effective weed control solutions that align with regenerative agriculture principles. Looking ahead, GreenField aims to enhance the capabilities of its robotic systems, focusing on increased autonomy and efficiency.

Future Roadmap

The Company plans to broaden its service offerings to additional regions, targeting a wider range of crops and farming operations. Strategic partnerships with food manufacturers and agricultural stakeholders are also on the horizon, aiming to integrate GreenField's technology into broader supply chains and promote sustainable farming practices on a larger scale.

The Team

Officers and Directors

Name: Nandan Kalle

Nandan Kalle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Chairman, COO, CFO, Director
  Dates of Service: August, 2024 - Present
  Responsibilities: Operations, finance, product, fundraising

Other business experience in the past three years:

- Employer: Greenfield Robotics
  Title: COO/CFO
  Dates of Service: August, 2019 - August, 2024
  Responsibilities: strategy, sales/marketing, product, field operations, fundraising

Name: Vladimir Ristanovic

Vladimir Ristanovic's current primary role is with Nikolimax SL. Vladimir Ristanovic currently services 1 - 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2022 - Present
  Responsibilities: Vladimir serves on the Board of Directors and represents the interests of Preferred shareholders.

Other business experience in the past three years:

- Employer: Nikolimax SL
  Title: Owner / Manager
  Dates of Service: January, 2018 - Present
  Responsibilities: Nikolimax SL is an investment entity. Vladimir is a successful entrepreneur who founded a seed company that he sold to Syngenta. Vladimir is currently an active investor in a number of startups, including Greenfield Robotics.

Name: Clint Brauer

Clint Brauer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Head of Product/Sales/Marketing
  Dates of Service: August, 2024 - Present
  Responsibilities: strategy, sales/marketing, product, field operations, fundraising

Other business experience in the past three years:

- Employer: Greenfield Robotics
  Title: CEO and CoFounder
  Dates of Service: August, 2017 - August, 2024
  Responsibilities: strategy, sales/marketing, product, field operations, fundraising

Other business experience in the past three years:

- Employer: DRAFTX LLC
  Title: Founding Partner
  Dates of Service: February, 2024 - Present
  Responsibilities: Responsible for identifying, negotiating, and managing long term client and partner relationships focused on the discovery, design, and execution of strategic and innovative digital transformation programs for our clients with joint revenue opportunities.

Other business experience in the past three years:

- Employer: Har-El Acres
  Title: Board Advisor

Dates of Service: January, 2020 - Present
Responsibilities: Provide guidance and oversight on strategy and operations for this farming operation.

Name: Steven Gentner

Steven Gentner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder & CTO
  Dates of Service: July, 2023 - Present
  Responsibilities: Steven oversees software and the technology direction of the Company.

Other business experience in the past three years:

- Employer: Greenfield Robotics
  Title: CTO
  Dates of Service: April, 2019 - August, 2021
  Responsibilities: Steven oversees software and the technology direction of the Company.

Other business experience in the past three years:

- Employer: Roborealm
  Title: Founder
  Dates of Service: November, 1999 - Present
  Responsibilities: Founder and chief engineer, responsible for product strategy, implementation and support.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.
In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we

may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.
Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.
We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people, other than Clint Brauer.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals, other than Clint Brauer, in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence, other than for Clint Brauer. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Adverse weather and other farming conditions, including as a result of climate change, may adversely affect the availability, quality and price of our products and services, as well as our operations and operating results.
Severe adverse weather conditions, such as severe storms, may also result in extended business interruption and other loss and damage to our business. Additionally, the potential physical impacts of climate change are uncertain and may vary by region. These potential effects could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels that could adversely impact our costs and business operations. These effects could be material to our results of operations, liquidity or capital resources.

We are an early-stage company with a history of losses, and expect to incur significant expenses and continuing losses for the foreseeable future. Our business could be adversely affected if we fail to effectively manage our future growth.
We believe we will continue to incur net losses for the foreseeable future as we continue to invest in world-class technology to increase production and commercial sales of our products. We recently began our third growing season. There is no guarantee when, if ever, we will become profitable. We expect to expend substantial resources as we: ●identify and invest in future growth opportunities, including the development of new product lines; ●invest in sales and marketing efforts to increase brand awareness, engage customers and drive sales of our products; and ●invest in product innovation and development. These investments may not result in the growth of our business. Even if these investments do result in the growth of our business, if we do not effectively manage our growth, we may not be able to execute on our business plan and vision, respond to competitive pressures, take advantage of market opportunities or maintain high-quality product offerings, any of which could adversely affect our business, financial condition and results of operations.

Any damage to or problems with our robots could severely impact our operations and financial condition.
Any damage to or problems with our robots we build or use in the future, including defective construction, repairs, or maintenance could have an adverse impact on our operations and business. Our operations may be adversely affected by severe weather including tornados, lightning strikes, wind, snow, hail and rain. The impact of a severe weather event or natural disaster could result in significant losses and seriously disrupt our entire business. We may continue to experience unexpected delays in building our robots for a variety of reasons, including limited financings. If we experience significant unexpected delays in construction, we may have to limit or miss out on an entire growing season depending on the timing and extent of the delays, which could harm our business, financial condition and results of operations.

Our brand and reputation may be diminished due to real or perceived quality or environmental issues with our products, which could negatively impact our business, reputation, operating results and financial condition.
Real or perceived quality or environmental concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving our products, could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could adversely affect our business, financial condition and operating results. If farmers do not perceive our products to be of high quality or safe, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected. Any loss of confidence on the part of farmers in the quality and safety of our products would be difficult and costly to overcome. Issues regarding the safety of any of our products, regardless of the cause, may harm our brand, reputation and operating results.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Our market opportunity estimates and growth forecasts, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of customers covered by these market opportunity estimates will purchase our products at all or generate any particular level of net sales for us. Any expansion in our market depends on a number of factors, including the cost and perceived value associated with our product and those of our competitors. Even if the market in which we compete meets our size estimates and growth forecast, our

business could fail to grow at the rate we anticipate, if at all. Our growth is subject to many factors, including success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, any forecasts of market growth should not be taken as indicative of our future net sales or growth prospects.

Our business plan includes the use of Angel Investor Tax Credits pursuant to the Kansas Angel Investor Tax Credit Act and there is no guarantee that our projects will qualify for these credits or that government funding will be available in the future.
Our business plan depends in part on state and local government policies and incentives that support the development, financing, ownership, and operation of our business and opportunities in the State of Kansas. These policies and incentives include the Angel Investor Tax Credit pursuant to the Kansas Angel Investor Tax Credit Act and similar programs. If these policies and incentives are changed or eliminated, or we are unable to use them, or our current participation and tax credit qualification is revoked, it could result in a material adverse impact on our business prospects, financial condition, results of operations and cash flows, including the repayment of any tax credit issued with respect of the Issuer.

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.
Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.
At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.
The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.
The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the

release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.
If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Investors will grant a proxy authority to act on their behalf.
In connection with investing in this Offering to purchase the Securities, Investors will designate the Proxy (as defined above) to act as proxy on behalf of Investors in respect to instructions related to the Securities. The Proxy will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities and to execute on behalf of an investor any consents, approvals and waivers. Thus, by participating in the Offering, Investors will grant broad discretion to the Proxy to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Proxy and grant broad authority to the Lead to take certain actions on behalf of the Investor.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Pursuant to Rule 501 securities sold may not be transferred during the one-year period beginning when the securities were issued in the Offering, unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the Securities and Exchange Commission; and (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family or the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.
Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.
The Securities being offering will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Issuer. The amount of additional financing needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Securities.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steven Gentner	3,050,000	Common Stock	9.0106%
Clint Brauer	3,040,000	Common Stock	8.9811%

The Company's Securities

The Company has authorized Common Stock, Series First Preferred Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, and 2023A Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,368,514 of Series Seed-4 Preferred Stock.

Common Stock

The amount of security authorized is 31,575,040 with a total of 14,314,944 outstanding.

Voting Rights

1 vote per share

Material Rights

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

The amount outstanding includes 2,000,000 shares set aside under the 2021 Equity Incentive Plan. Within the Equity Incentive Plan, options to purchase 1,890,381 Common Shares have been awarded.

Series First Preferred Stock

The amount of security authorized is 4,194,200 with a total of 4,194,200 outstanding.

Voting Rights

The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Anti-Dilution Rights: All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: CP2=CP1* (A+B)+(A+C). (a) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (b) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Series Seed Preferred Stock

The amount of security authorized is 5,033,676 with a total of 4,377,471 outstanding.

Voting Rights

The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by

such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Anti-Dilution Rights: All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: CP2=CP1* (A+B)+(A+C). (a) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (b) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

The amount outstanding includes 1,372,000 outstanding shares of Series Seed Preferred Stock Warrants.

Series Seed-1 Preferred Stock

The amount of security authorized is 925,443 with a total of 925,443 outstanding.

Voting Rights

The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Anti-Dilution Rights: All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: CP2=CP1* (A+B)+(A+C). (e) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (f) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (g) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (h) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Series Seed-2 Preferred Stock

The amount of security authorized is 428,366 with a total of 428,366 outstanding.

Voting Rights

The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Anti-Dilution Rights: All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the

applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: CP2=CP1* (A+B)+(A+C). (i) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (j) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (k) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (l) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Series Seed-3 Preferred Stock

The amount of security authorized is 1,836,110 with a total of 887,566 outstanding.

Voting Rights

The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Anti-Dilution Rights: All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: CP2=CP1* (A+B)+(A+C). (i) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (j) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (k) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (l) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Series Seed-4 Preferred Stock

The amount of security authorized is 3,666,930 with a total of 0 outstanding.

Voting Rights

The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity,

will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Additional Rights and Terms under Shareholder Agreements: Holders of Series Seed-4 Preferred Stock will become parties to the company's Voting Agreement, Investor Rights Agreement (IRA), and Right of First Refusal and Co-Sale Agreement (ROFR/Co-Sale Agreement). These agreements provide for certain rights and terms that apply to this class of stock, including:

Access to Information: Under the IRA, Series Seed-4 stockholders are entitled to receive quarterly and annual financial statements, as well as the company's annual operating plan and budget.

Participation in Future Rounds: The IRA may also include pro rata participation rights, which permit certain stockholders to purchase a proportional share of new equity securities issued in future financings, subject to eligibility criteria and exceptions.

Transfer Conditions: The ROFR/Co-Sale Agreement includes standard provisions that apply to transfers of Series Seed-4 shares. These include a right of first refusal in favor of the company and select stockholders, and, in some cases, the right for investors to participate in certain sales by major stockholders on the same terms ("co-sale" rights).

Voting Agreement: Series Seed-4 stockholders are also party to a Voting Agreement that facilitates certain stockholder approvals and elections. The agreement does not assign any additional board representation or special veto rights to individual investors.

Anti-Dilution Rights: All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: CP2=CP1* (A+B)+(A+C). (i) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (j) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (k) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (l) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Transfer Restrictions per Section 37 of the Company's Amended & Restated Bylaws. Pursuant to Section 37 of the Issuer's Amended and Restated Bylaws no holder of any shares of capital stock of the Issuer may engage in any Prohibited Transaction (as defined below) without the prior written consent of Issuer, upon duly authorized action of its Board of Directors; provided, such consent may be withheld for any or no reason as determined by the Board of Directors. These restrictions also cover derivative arrangements, hedging transactions, changes in control that affect beneficial ownership, and certain types of proxy grants. Before entering into any such transaction, a stockholder must provide written notice to the company outlining the involved parties, the number and class of securities, the consideration offered, and the terms of the transaction. These proposed transfers are then subject to the company's right of first refusal under Section 38 of the Issuer's Amended and Restated Bylaws. Transactions that do not comply with these requirements are void and will not be recognized by the Issuer. Additionally, stock certificates must bear a legend indicating that transfers are subject to these restrictions, as further set forth in the Issuer's Amended and Restated Bylaws. The Issuer may also charge a reasonable fee to cover the legal or administrative costs of reviewing a proposed transfer. Exceptions include Board-approved repurchases and certain exempt transactions as outlined in Section 38(f)(1) of the Issuer's Amended and Restated Bylaws. These transfer restrictions terminate upon the effectiveness of a registration statement filed with the SEC in connection with a public offering.

A "Prohibited Transaction" means any of the following:

(1) any sale, transfer, conveyance, assignment, pledge, hypothecation, loan, other disposal or encumbering of, or any contract to sell, any shares of stock of the corporation or any Interest therein, whether, directly or indirectly, voluntarily or by operation of law, by gift or otherwise (a "Transfer");

(2) any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of

ownership of stock of the corporation;

(3) any transaction (or series of transactions) which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any stock of the corporation, even if any stock of the corporation would be disposed of by someone other than the stockholder (including as a result of any change of control of such stockholder or any transfer or assignment of any shares of stock of such stockholder, or of any direct or indirect legal or beneficial right or interest in such stockholder);

(4) any transaction (or series of transactions) involving any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any security of the corporation or with respect to any security that includes, relates to, or derives any significant part of its value from any stock of the corporation, or any other action otherwise reducing risk related to ownership of such stock including without limitation through hedging, forward contracts or other derivative instruments; or

(5) any grant of any proxy with respect to shares of the corporation other than (i) the granting of a revocable proxy to (x) officers or directors of the corporation at the request of the Board of Directors or (y) any other person with specific direction to vote such shares as directed by the holder of such shares, without discretion, or (ii) pursuant to an agreement (including, without limitation, a voting agreement) to which the corporation is party and which has been approved by the Board of Directors.

"Interest" means any legal or beneficial right or interest in the stock of the corporation, including without limitation rights to vote (including depositing any shares of stock into a voting trust) or to receive or participate in dividends or other income with respect thereto.

For further information on the rights associated with this class of securities, please see the Issuer's Certificate Of Amendment Of Amended and Restated Certificate of Incorporation, Voting Agreement, Investor Rights Agreement, and Right of First Refusal and Co-Sale Agreement, as amended, attached ot the Offering Circular as Exhibit F.

2023A Convertible Notes

The security will convert into Equity securities and the terms of the 2023A Convertible Notes are outlined below:

Amount outstanding: $5,988,557.15
Maturity Date: September 30, 2025
Interest Rate: 9.0%
Discount Rate: 20.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: Conversion Upon a Qualified Financing: In the event that the Issuer issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Issuer of not less than $2,500,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of the Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $30,000,000 by the number of outstanding shares of Common Stock of the Issuer immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Issuer issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Change of Control: payment of 100% of outstanding principal plus any unpaid accrued interest

Material Rights

There are no material rights associated with 2023A Convertible Notes.

What it means to be a minority holder

As a minority holder of Series Seed-4 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed-3 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,234,062.37
  Number of Securities Sold: 887,566
  Use of proceeds: General Working Capital
  Date: May 15, 2025
  Offering exemption relied upon: Regulation CF

- Type of security sold: 2023A Convertible Notes
  Final amount sold: $5,287,000.00
  Use of proceeds: General Working Capital
  Date: February 06, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Warrant to Purchase Shares of Series Seed Preferred Stock
  Final amount sold: $450,000.00
  Use of proceeds: General Working Capital
  Date: November 21, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $148,776 compared to $195,957 in fiscal year 2024.

This increase of roughly $47K (or 31%) was driven by the addition of new consulting income in 2024, on top of continued service and marketing revenue streams.

Cost of Sales

Cost of Sales for fiscal year 2023 was $242,956 compared to $183,144 in fiscal year 2024.

The decrease of about $60k is primarily attributable to lower labor costs and warranty claims in 2024, despite the addition of subcontractor services and ongoing robot maintenance.

Gross Margins

Gross margins for fiscal year 2023 were -$94,180, compared to $12,813 in fiscal year 2024.

Gross margins improved by over $106K year-over-year due to both increased revenue and reduced cost of sales.

Expenses

Expenses for fiscal year 2023 were $3,900,489 compared to $3,046,546 in fiscal year 2024.

The $854K decrease in expenses was largely due to reductions in general and administrative costs, professional services, and contractor payments, due to streamlining of operations and reduction of overhead in 2024.

Historical results and cash flows:

The Company is currently in the early revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future as we have consistently fully booked our robot fleet, and plan to expand the fleet in the future. Past cash was primarily generated through equity fundraising.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 1 2025, the Company has capital resources available in the form of $242,269.88 cash.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our Company operations.

These funds are required to support field operations in the Summer of 2025, planned expansion of the fleet for 2026, and continued R&D to expand the capabilities of the robot fleet.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be unable to operate. This is based on a current monthly burn rate of $150,000 for expenses related to salaries, R&D, and field operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months, based on our monthly burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including debt and government grants.

Indebtedness

- Creditor: Communications Technology Associates
  Amount Owed: $19,560.00
  Interest Rate: 5.0%
  Maturity Date: July 31, 2026
  This is a capital lease agreement. Lessor retains ownership, receives fixed payments, charges late fees, enforces insurance, repossesses equipment upon default, recovers costs, and may assign the lease freely. The Issuer has capitalized the lease as a liability on its balance sheet.

- Creditor: Communications Technology Associates
  Amount Owed: $15,772.00
  Interest Rate: 5.0%
  Maturity Date: August 31, 2026
  This is a capital lease agreement. Lessor retains ownership, receives fixed payments, charges late fees, enforces insurance, repossesses equipment upon default, recovers costs, and may assign lease freely. The Issuer has capitalized the lease as a liability on its balance sheet.

- Creditor: Connie Brauer
  Amount Owed: $21,741.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2025
  Lessor receives rent, inspects with notice, enforces defaults, transfers property interest, collects utility reimbursements, requires insurance, and recovers costs for Lessee breaches or cure actions.

- Creditor: First Western Finance Equipment
  Amount Owed: $8,350.00
  Interest Rate: 11.01%
  Maturity Date: January 10, 2026
  Receive fixed monthly payments; file UCC lien; repossess upon default; inspect equipment; recover costs; accelerate balance; disclaim warranties; enforce indemnification; assign agreement freely

- Creditor: First Western Finance Equipment
  Amount Owed: $45,743.00
  Interest Rate: 9.91%
  Maturity Date: May 17, 2026
  Receive fixed monthly payments; file UCC lien; repossess upon default; inspect equipment; recover costs; accelerate balance; disclaim warranties; enforce indemnification; assign agreement freely

- Creditor: Attivo Partners LLC
  Amount Owed: $26,402.23
  Interest Rate: 40.0%
  Maturity Date: October 18, 2025
  1st seniority; early repayment penalty; late interest at 13% per annum; arbitration clause under Kansas law

- Creditor: David Rziha
  Amount Owed: $175,000.00
  Interest Rate: 40.0%
  Maturity Date: October 17, 2025
  1st seniority; early repayment penalty; late interest at 13% per annum; arbitration clause under Kansas law

- Creditor: The Fillmore Trust (Eric Uhrhane, Trustee)
  Amount Owed: $100,000.00
  Interest Rate: 40.0%
  Maturity Date: October 17, 2025
  1st seniority; early repayment penalty; late interest at 13% per annum; arbitration clause under Kansas law

- Creditor: Jim Berridge
  Amount Owed: $30,000.00
  Interest Rate: 40.0%
  Maturity Date: October 17, 2025
  1st seniority; early repayment penalty; late interest at 13% per annum; arbitration clause under Kansas law

- Creditor: Nikolimax Investments S.L.
  Amount Owed: $50,000.00
  Interest Rate: 40.0%
  Maturity Date: October 23, 2025
  1st seniority; early repayment penalty; late interest at 13% per annum; arbitration clause under Kansas law

- Creditor: Sean O'Brien
  Amount Owed: $50,000.00
  Interest Rate: 40.0%
  Maturity Date: October 17, 2025
  1st seniority; early repayment penalty; late interest at 13% per annum; arbitration clause under Kansas law

Related Party Transactions

- Name of Entity: MG Honor Farms
  Names of 20% owners: Connie Brauer Trust (managed by Connie Brauer, mother of Clint Brauer)
  Relationship to Company: Related party; trust of the Founder's mother; farm used for field trials and paid for services
  Nature / amount of interest in the transaction: Weed cutting and field services totaling $3,940 (2021), $2,905 (2022), $1,000 (2023), $1,550 (2023); LOI for 2024 cover cropping at $20/acre plus seed
  Material Terms: All services billed at standard customer rates; payment terms Net 15 to Net 30; cover cropping LOI includes field requirements and payment net 14 days after visible crop stand

- Name of Entity: Connie Brauer Trust
  Names of 20% owners: Connie Brauer
  Relationship to Company: Trust of Founder's mother; lessor in lease agreements
  Nature / amount of interest in the transaction: Shed lease starting at $1,000/month (Jan 2023), increased to $1,250/month (Sept 2023); vehicle lease for 2011 Chevy Silverado at $250/month
  Material Terms: Three-year property lease for light manufacturing; lessee responsible for maintenance, utilities, and insurance; vehicle lease includes insurance and repair obligations

- Name of Person: Clinton Brauer
  Relationship to Company: Founder and former CEO
  Nature / amount of interest in the transaction: Lease of 2006 Toyota Prius for $125/month
  Material Terms: 12-month lease effective June 15, 2022; lessee responsible for insurance and maintenance

- Name of Person: Nandan Kalle
  Relationship to Company: CEO
  Nature / amount of interest in the transaction: Two unsecured loans of $50,000 each (dated Jan 12 and Jan 28, 2025)
  Material Terms: 0% interest; due in full Jan 26 and Feb 15, 2025 respectively; no penalties for prepayment; 9% default interest; both notes repaid; interest waived on first loan

- Name of Entity: Nikolimax SL
  Names of 20% owners: Vladimir Ristanovic
  Relationship to Company: Lender in secured promissory notes
  Nature / amount of interest in the transaction: Secured loans of $100,000 (Jan 31, 2025) and $50,000 (Apr 24, 2025)
  Material Terms: 0% interest; secured by DealMaker Securities proceeds; due Feb 17 and June 30, 2025; 9% default interest. First note interest waived and repaid in full. Second note converted to bridge loan at 40% annual interest, due 10/23/2025 (listed above)

Valuation

Pre-Money Valuation: $39,953,504.10

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $5,988,557.15 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of

the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.02 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $3,765,937.26, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Headcount
  30.0%
  Engineering, operations, sales/marketing and management
- Consultants
  5.0%
  Resources to supplement staff
- R&D Expenses
  3.0%
  Equipment, prototypes
- Marketing
  25.0%
  Demand generation for robots and fundraising activities
- Interest
  10.0%
  Financing for fleet expansion
- Other
  18.5%
  Fleet maintenance, travel, overhead, other

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.greenfieldincorporated.com/ (www.greenfieldincorporated.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/greenfield-robotics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Greenfield Robotics Corporation

[See attached]

Greenfield Robotics Corporation (the "Company") a Delaware Corporation

Financial Statements (Audited) and
Independent Auditor's Report

Years ended December 31, 2024 & 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Greenfield Robotics Corporation

We have audited the accompanying statements of financial position of Greenfield Robotics Corporation as of December 31, 2024 and 2023, and the related statements of operations, statements of cash flows, and the statements of changes in stockholders' equity (deficit) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Greenfield Robotics Corporation as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 18, 2025
Vincenzo Mongio

GREENFIELD ROBOTICS CORPORATION
STATEMENTS OF FINANCIAL POSITION (AUDITED)

	As of December 31, 2024	As of December 31, 2023
Assets		
Current Assets:		
Cash and Cash Equivalents	$ 55,416	$ 784,965
Restricted Cash	3,115	-
Accounts Receivable	4,572	33,601
Inventory	59,549	55,864
Prepaid Expenses	48,291	78,061
Deferred Offering Costs	316,934	-
Other Receivables	19,706	-
Total Current Assets	**507,583**	**952,491**
Other Assets:		
Fixed Assets	693,641	914,936
Right-of-use Assets	40,462	70,063
Trademarks and Patents	14,501	4,129
Total Other Assets	748,604	989,128
Total Assets	$ **1,256,187**	$ **1,941,619**
Liabilities and Stockholders' Deficit		
Liabilities		
Current Liabilities:		
Accounts Payable	$ 226,701	$ 82,725
Accrued Expenses	40,831	46,584
Accrued Interest	549,096	150,649
Operating Lease Liabilities - Short-Term	14,602	13,891
Financing Lease Liabilities - Short-Term	17,509	15,822
Deferred Revenue	16,442	16,667
Total Current Liabilities	865,181	326,338
Non-Current Liabilities		
Notes Payable	39,754	-
Convertible Notes	5,137,000	3,562,000
Debt Issuance Costs	-	(23,833)
Shares Payable	215,735	-
Operating Lease Liabilities - Long-Term	-	14,602
Financing Lease Liabilities - Long-Term	9,815	27,324
Total Non-Current Liabilities	5,402,304	3,580,093
Total Liabilities	6,267,485	3,906,431
Commitments and Contingencies (Note 4)		
Stockholders' Equity (Deficit)		
Series First Preferred Stock, 4,194,200 at Par Value of $0.00001, 4,194,200 Shares Issued and Outstanding as of December 31, 2024 and 2023	42	42
Series Seed Preferred Stock, 5,033,676 at Par Value of $0.00001, 3,005,471 Shares Issued and Outstanding as of December 31, 2024 and 2023	32	32

GREENFIELD ROBOTICS CORPORATION
STATEMENTS OF FINANCIAL POSITION (AUDITED) (CONTINUED)

	As of December 31, 2024	As of December 31, 2023
Series Seed-1 Preferred Stock, 925,443 at Par Value of $0.00001, 925,443 Shares Issued and Outstanding as of December 31, 2024 and 2023	9	9
Series Seed-2 Preferred Stock, 428,366 at Par Value of $0.00001, 428,366 Shares Issued and Outstanding as of December 31, 2024 and 2023	4	4
Common Stock, 27,908,110 at Par Value of $0.00001, 12,314,944 and 12,314,444 Shares Issued and Outstanding as of December 31, 2024 and 2023	123	123
Additional Paid in Capital	8,718,554	8,718,494
Accumulated Deficit	(13,730,062)	(10,683,516)
Total Stockholders' Equity (Deficit)	**(5,011,298)**	**(1,964,812)**
Total Liabilities and Stockholders' Equity (Deficit)	**$ 1,256,187**	**$ 1,941,619**

GREENFIELD ROBOTICS CORPORATION
STATEMENTS OF OPERATIONS (AUDITED)

	Year Ended December 31,	
	2024	**2023**
Revenues:		
Revenue	$ 195,957	$ 148,776
Total Revenues	**$ 195,957**	**$ 148,776**
Cost of Revenue:		
Cost of Revenue	$ 183,144	$ 242,956
Total Cost of Revenue	$ 183,144	$ 242,956
Gross Profit	$ 12,813	$ (94,180)
Operating Expenses:		
Advertising and Marketing	$ 179,909	$ 51,104
General and Administrative	1,389,263	2,187,517
Research and Development	568,203	966,805
Rent and Lease	25,516	27,933
Depreciation	449,667	278,109
Total Operating Expenses	**$ 2,612,558**	**$ 3,511,468**
Other (Income) Expense:		
Interest Expense	$ 427,085	$ 161,386
Interest Income	(816)	(3,924)
Other Income	(613)	-
Other Expenses	21,145	137,379
Total Other (Income) Expense	**$ 446,801**	**$ 294,841**
Loss from Continuing Operations Before Income Taxes	**$ (3,046,546)**	**$ (3,900,489)**
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	**$ (3,046,546)**	**$ (3,900,489)**
Comprehensive Loss	**$ (3,046,546)**	**$ (3,900,489)**

GREENFIELD ROBOTICS CORPORATION
STATEMENTS OF CASH FLOWS (AUDITED)

	Year Ended December 31, 2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	**$ (3,046,546)**	**$ (3,900,489)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	449,667	278,109
Changes in operating assets and liabilities:		
Deferred Offering Costs	(316,934)	-
Accounts Receivable	29,029	9,352
Inventory	(3,685)	154,247
Prepaid Expenses	29,770	(62,775)
Other Receivables	(19,706)	-
Accounts Payable	143,976	(126,623)
Operating Lease	(667)	1,333
Deferred Revenue	(225)	16,667
Accrued Expenses	392,693	169,079
Net Cash provided by (used in) Operating Activities	**$ (2,342,628)**	**$ (3,461,100)**
INVESTING ACTIVITIES		
Fixed Assets	(228,371)	(576,943)
Trademarks and Patents	(10,372)	(4,129)
Net Cash provided by (used by) Investing Activities	**$ (238,743)**	**$ (581,072)**
FINANCING ACTIVITIES		
Finance Lease Activity	555	242
Proceeds from/(Repayment of) Notes Payable, net	39,754	(95,177)
Proceeds from Convertible Notes	1,575,000	3,562,000
Debt Issuance Costs	23,833	(23,833)
Proceeds from the Exercise of Common Stock Options	60	2,533
Proceeds from the Sale of Common Stock - Share Payable	215,735	-
Net Cash provided by (used in) Financing Activities	**$ 1,854,937**	**$ 3,445,765**
Cash at the beginning of period	**$ 784,965**	**$ 1,381,372**
Net Cash increase (decrease) for period	(726,434)	(596,407)
Cash at end of period	**$ 58,531**	**$ 784,965**

GREENFIELD ROBOTICS CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (AUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Series First Preferred Stock			Series Seed Preferred Stock			Series Seed-1 Preferred Stock			Series Seed-2 Preferred Stock		
	Shares		**Amount**	**Shares**		**Amount**	**Shares**		**Amount**	**Shares**		**Amount**
Beginning Balance on January 1, 2023	4,194,200	$	42	3,005,471	$	32	925,443	$	9	428,366	$	4
Exercise of Stock Option	-		-	-		-	-		-	-		-
Net Loss	-		-	-		-	-		-	-		-
Balance on December 31, 2023	4,194,200	$	42	3,005,471	$	32	925,443	$	9	428,366	$	4
Exercise of Stock Option	-		-	-		-	-		-	-		-
Net Loss	-		-	-		-	-		-	-		-
Balance on December 31, 2024	4,194,200	$	42	3,005,471	$	32	925,443	$	9	428,366	$	4

GREENFIELD ROBOTICS CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (AUDITED) (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Common Stock				Additional Paid-in Capital, Net of Offering Costs		Accumulated Deficit		Total Stockholders' Deficit
	Shares		Amount						
Beginning Balance on January 1, 2023	**12,301,111**	**$**	**123**	**$**	**8,715,960**	**$**	**(6,783,027)**	**$**	**1,933,143**
Exercise of Stock Option	13,333		-		2,534		-		2,534
Net Loss	-		-		-		(3,900,489)		(3,900,489)
Balance on December 31, 2023	**12,314,444**	**$**	**123**	**$**	**8,718,494**	**$**	**(10,683,516)**	**$**	**(1,964,812)**
Exercise of Stock Option	500		-		60		-		60
Net Loss	-		-		-		(3,046,546)		(3,046,546)
Balance on December 31, 2024	**12,314,944**	**$**	**123**	**$**	**8,718,554**	**$**	**(13,730,062)**	**$**	**(5,011,298)**

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Greenfield Robotics Corporation ("the Company") was formed in Delaware on December 29th, 2017, and is a cutting-edge robotics company that specializes in the development and deployment of autonomous agricultural robots, to replace chemicals for health and regenerative farming. The Company aims to revolutionize the farming industry by leveraging advanced robotics technology to increase efficiency, productivity, and sustainability in agriculture. The Company's headquarters is in Cheney, Kansas.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling a service for the use of its autonomous agricultural robots. Revenue is recognized upon completion for the use of robots based on the acreage the robots covered. In these arrangement payments are generally collected at the time of completion of service. The Company's primary performance obligation is ensuring the robotics are properly functioning throughout the agreed-upon service length.

The Company also generates revenue-based co-marketing arrangements. For these arrangements revenue is recognized over the collaboration period. The Company's primary performance obligation is to ensure to satisfy all requirements as agreed upon with their co-marketers.

The Company generates consulting revenue through a project to develop and deploy agricultural robots that measure plant nutrients across large fields. The performance obligation under this arrangement is to provide technical consulting services, including design, development, and deployment of robots. Revenue is recognized over time as the Company satisfies this performance obligation, based on the hours worked by employees and contractors on the project each month. Billable expense income consists of reimbursable costs incurred in connection with the consulting services and is recognized in the same period as the related service revenue.

	Service Revenue	**Marketing Revenue**	**Consulting Revenue**	**Total**
2024	$38,887	$100,000	$57,070	$195,957
2023	$48,776	$100,000	$ -	$148,776

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024 or 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Property and Equipment – (Continued)

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Machinery, Robots, & Equipment	3-5	1,224,583	(633,259)	-	611,324
Leasehold Improvements	10	173,716	(77,847)	-	95,869
Computers & Equipment	3	22,848	(16,400)	-	6,448
Grand Total		**1,421,147**	**(733,643)**	**-**	**713,641**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $59,549 and $55,864 as of December 31st, 2024 and 2023, respectively, consisting primarily of raw materials and work-in-process. The Company performs biannually inventory counts and values its inventory using the FIFO (First-In, First-Out) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Equity Based Compensation – (Continued)

stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. The aggregate intrinsic value of outstanding and exercisable options as of December 31, 2024. was not material. Stock options granted during the periods presented generally vest over service periods ranging from immediate vesting to four years. Weighted-average exercise prices were estimated based on available data. Variations in exact rates were not considered material to the financial statements. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2023	**542,333**	$0.14
Granted	486,500	$0.19
Exercised	(13,333)	$0.19
Expired/cancelled	(192,000)	$0.19
Total options outstanding, December 31, 2023	**823,500**	$0.16
Granted	739,800	$0.17
Exercised	(500)	$0.12
Expired/cancelled	(400,200)	$0.14
Total options outstanding, December 31, 2024	**1,162,600**	$0.17
Options exercisable, December 31, 2024	**953,284**	$0.17

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Equity Based Compensation – (Continued)

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Weighted Average Exercise Price
Nonvested options outstanding, January 1, 2023	**293,158**	0.14
Granted	486,500	0.19
Vested	(305,459)	0.17
Forfeited	(192,000)	0.17
Nonvested options outstanding, December 31, 2023	**282,199**	0.19
Granted	739,800	0.17
Vested	(412,483)	0.17
Forfeited	(400,200)	0.14
Nonvested options outstanding, December 31, 2024	**209,316**	0.17

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2024 and 2023 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2024:

Exercise Price	Number Outstanding	Expiration Date
0.01	1,029,000	7/15/2034
	1,029,000	

A summary of the warrant activity for the years ended December 31, 2024 and 2023 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2023	-	-	-	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2023	-	-	-	-
Grants	**1,029,000**	**0.01**	**9.54**	**164,640**
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2024	**1,029,000**	**0.01**	**9.54**	**164,640**
Vested and expected to vest at December 31, 2024	**1,029,000**	**0.01**	**9.54**	**164,640**
Exercisable at December 31, 2024	**1,029,000**	**0.01**	**9.54**	**164,640**

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Kansas, and California. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2020.

The Company has not filed its 2024 tax returns as of the date of these financials. As such, 2024 amounts are estimates that could vary significantly from actuals.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2024 (estimates)	2023
Deferred tax assets:		
Federal Net operating loss carryforwards	2,052,435	1,420,550
State Net operating loss carryforwards	663,261	375,777
§174 R&D capitalization timing differences	968,923	621,829
Federal R&D credit carryforward	300,000	221,369
State R&D credit carryforward	125,000	112,004
Total	4,109,619	2,751,529
Deferred tax liabilities:		
Depreciation timing difference	17,975	23,295
Total	17,975	23,295
Less: Valuation Allowance	4,091,644	2,728,234
Net deferred tax asset (liability)	-	-

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations for details of related party leases.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Right of Use Asset and Lease Liability

The Company entered into a rental lease agreement with a related party for a parcel of land containing a working farm and shed resulting in monthly payments of approximately $1,000. The lease was amended to require increased payments of $1,250 retroactively from the beginning of the lease to the end. The agreement contains a 36-month lease term ending on December 31st, 2025. The right of use asset was $13,935 and $27,159 as of December 31st, 2024 and 2023, respectively, and corresponding lease liability related to this agreement was $14,602 and $28,493 as of December 31st, 2024 and 2023, respectively.

The Company entered into an equipment lease agreement for computers and laptops with a related party. The agreement requires monthly payments of $821 and has a lease term of 36-months ending on July 31st, 2026. The right of use asset balance was $26,527 and $42,904 as of December 31st, 2024 and 2023, respectively, and the corresponding lease liability was $27,324 and $43,146 as of December 31st, 2024 and 2023, respectively.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS (CONTINUED)

Right of Use Asset and Lease Liability – (Continued)

FASB ASC 842 Footnote

Lease expense	**Year Ended 31-Dec-24**
Operating lease expense	26,667
Financing lease expense	25,131
Total	51,798

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	28,000
Operating cash flows from financing leases	24,334
ROU assets obtained in exchange for new operating lease liabilities	39,975
ROU assets obtained in exchange for new financing lease liabilities	49,131
Weighted-average remaining lease term in years for operating leases	1
Weighted-average remaining lease term in years for financing leases	1.58
Weighted-average discount rate for operating leases	5%
Weighted-average discount rate for financing leases	5%

Maturity Analysis	**Operating**	**Financing**
2025-12	14,602	17,509
2026-12	-	10,852
2027-12	-	-
2028-12	-	-
2029-12	-	-
Thereafter	-	-
Total undiscounted cash flows	14,602	28,361
Less: present value discount	-	(1,037)
Total lease liabilities	14,602	27,324

NOTE 5 – LIABILITIES AND DEBT

The Company has entered into several convertible note agreements for the purposes of funding operations totaling $5,137,000 and $3,562,000 as of December 31st, 2024 and 2023, respectively. The interest on the notes are 9%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024 and 2025, however the Company intends to convert all notes upon its upcoming Regulation CF crowdfunding raise. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

The Company entered into a loan agreement totaling $18,000 in 2022. The loan accrued interest of 7.14% and was due in 2025. The balance of the loan was $12,457 as of December 31st, 2022. The loan was fully repaid in 2023.

The Company entered into a loan agreement totaling $99,265 in 2022. The loan did not accrue interest and was due in 2026. The balance of the loan was $82,720 as of December 31st, 2022. The loan was fully repaid in 2023.

NOTE 5 – LIABILITIES AND DEBT (CONTINUED)

On March 15, 2024, the Company entered into an Equipment Acceptance and Prefunding Agreement with First Western Bank & Trust related to the financing of equipment from Space Exploration Technologies Corp. Under the agreement, the Company financed $10,950, representing 100% of the equipment's purchase price, and paid it directly to the vendor prior to delivery. The prefunding arrangement is unconditional, non-cancellable, and binding upon execution. The balance of the loan was $5,711 as of December 31st, 2024.

On March 15, 2024, the Company entered into an Equipment Acceptance and Prefunding Agreement with First Western Bank & Trust related to the financing of equipment from Space Exploration Technologies Corp. Under the agreement, the Company financed $142,189, representing 100% of the equipment's purchase price, and paid it directly to the vendor prior to delivery. The prefunding obligation is absolute, unconditional, and non-cancellable upon execution of the agreement. The balance of the loan was $34,043 as of December 31st, 2024.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	5,176,754
2026	-
2027	-
2028	-
2029	-
Thereafter	-

Debt Summary

				For the Year Ended December 2024				For the Year Ended December 2023			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Convertible Notes	5,137,000	9%	2025	5,137,000	-	5,137,000	$549,096	-	3,562,000	-	$150,649
Notes Payable 1	10,950	None	2025	5,711	-	5,711	-	-	-	-	-
Notes Payable 2	142,189	None	2025	34,043	-	34,043	-	-	-	-	-
Total				**5,176,754**	**-**	**5,176,754**	**549,096**	**-**	**3,562,000**	**-**	**150,649**

NOTE 6 – EQUITY

Capital Structure

The Company was formed in Delaware on December 29th, 2017 and initially had authorized common stock of 10,000,000 at a par value of $0.00001. In 2019, the Company amended its articles of incorporation to increase the total authorized shares to 15,000,000 at the same par value. In March of 2021, the Company amended its articles of incorporation to increase the total authorized shares to 25,000,000 at the same par value. In June of 2021, the Company amended its articles of incorporation to authorize 4,194,200 preferred shares at a par value of $0.00001 per share. In May of 2025, the Company amended its articles of incorporation to increase the authorized common stock to 24,700,000 and increase the total authorized preferred shares to 9,209,685 all at the same par value. The previous 4,194,200 preferred shares were designated as Series First Preferred Stock. The amendment also created three (3) additional classes including 3,661,676 Series Seed Preferred Stock, 925,443 Series Seed-1 Preferred Stock, and 428,366 Series Seed-2 Preferred Stock. In August of 2024, the Company amended its articles of incorporation to increase its total authorized Common Stock to 27,908,110, increase its total authorized Preferred Stock to 12,417,795,

NOTE 6 – EQUITY (CONTINUED)

Capital Structure – (Continued)

all at the same par value, including an increase to its Series Seed Preferred Stock to 5,033,676 as well as creating 1,836,110 Series Seed-3 Preferred Stock.

The Company had authorized 27,908,110 and 24,700,000 common shares as of December 31st, 2024 and 2023, respectively, with a par value of $0.00001 per share. 12,314,944 and 12,314,444 shares were issued and outstanding as of December 31st, 2024 and 2023, respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are subject to and qualified by the rights, power, and preferences of the holders of the Preferred Stock.

As of December 31st, 2023, the Company had authorized 9,209,685 preferred shares with a par value of $0.00001 per share. These shares are divided into four types: (a) 4,194,200 shares of Series First Preferred Stock (Original Issue Price: $0.80 per share), of which 4,194,200 were issued and outstanding; (b) 3,661,676 shares of Series Seed Preferred Stock (Original Issue Price: $1.2426 per share), of which 3,005,471 were issued and outstanding; (c) 925,443 shares of Series Seed-1 Preferred Stock (Original Issue Price: $0.9725 per share), of which 925,443 were issued and outstanding; and (d) 428,366 shares of Series Seed-2 Preferred Stock (Original Issue Price: $1.0562 per share), of which 428,366 were issued and outstanding.

As of December 31st, 2024, the Company had authorized 12,417,795 preferred shares with a par value of $0.00001 per share. These shares are divided into five types: (a) 4,194,200 shares of Series First Preferred Stock (Original Issue Price: $0.80 per share), of which 4,194,200 were issued and outstanding; (b) 5,033,676 shares of Series Seed Preferred Stock (Original Issue Price: $1.2426 per share), of which 3,005,471 were issued and outstanding; (c) 925,443 shares of Series Seed-1 Preferred Stock (Original Issue Price: $0.9725 per share), of which 925,443 were issued and outstanding; (d) 428,366 shares of Series Seed-2 Preferred Stock (Original Issue Price: $1.0562 per share), of which 428,366 were issued and outstanding; and (e) 1,836,110 shares of Series Seed-3 Preferred Stock (Original Issue Price: $1.44 per share), of which none were issued or outstanding.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock. As of December 31, 2024, no dividends had been declared.

Conversion: Each Preferred Stock share can be converted into a certain number of Common Stock shares based on the Original Issue Price and the Conversion Price at the time of conversion. The conversion is optional for the holder and doesn't require any additional payment. The number of Common Stock shares received upon conversion is determined by dividing the Original Issue Price of the Preferred Stock by the applicable Conversion Price.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Stock Issuances

In 2023, a total of 13,333 stock options were exercised into common shares at a price of $0.19 per share totaling $2,535. In 2024, a total of 500 stock options were exercised into common shares at a price of $0.12 per share totaling $60.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 18, 2025, the date these financial statements were available to be issued.

The Company received multiple disbursements totaling $1,001,808 through a crowdfunding platform in connection with its Series Seed 3 Preferred Stock offering. These disbursements represent proceeds from the issuance of a new class of preferred equity under a new funding instrument. In connection with the raise, the Company also incurred offering-related costs totaling $41,298, which were paid after the balance sheet date.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

$0


GREENFIELD ROBOTICS
02:56

The customer testimonials in the above video may not be representative of the experience of other customers and is not a guarantee of future performance or success.

CHEMICAL-FREE FARMING WITH AUTONOMOUS ROBOTS

Greenfield Robotics is revolutionizing farming with autonomous farming robots that are designed to reduce operational and maintenance costs while removing herbicides from the process. Founded by a third-generation farmer and tech entrepreneur, Greenfield Robotics combines expertise in machine vision, AI, robotics, software, and modern farming on its mission to eliminate all chemicals from our farming and food.

INVEST

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SPIC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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IMAGINE A WORLD WHERE FARMERS CAN RAISE OUR FOOD WITHOUT CHEMICALS.



CONVENTIONAL WEED CONTROL

Conventional weed control is outdated and harmful to us, our food supply, and the planet. Greenfield Robotics' founder Clint Brauer faced this problem firsthand as a third generation farmer whose father developed Parkinson's after years of using toxic chemicals on his farm. He began to search for a safer, chemical-free solution through autonomous robots that cut weeds using drone mapping. This results in less than 1% crop damage and can eliminate the need for toxic chemicals when used in compatible operations.



BUILT BY A FARMER FOR FARMERS

Our bots are simple to operate, cost-effective, and manufactured in the United States. They have been running on paying fields for four years and are already capable of nutrient microspraying, complete with interchangeable parts and long-lasting, rechargeable batteries. With 24/7 operational capability and minimal upkeep, they help farmers focus on scaling their businesses while protecting soil health, water supply, and biodiversity.

INVEST


GREENFIELD
PAST
PRESENT
FUTURE

OUR FLEET

Demand has been exceptional: Our entire fleet is sold out this year and with reservations already filled for 2026, our BOTONY™ fleet of robots is helping drive our mission to eliminate all chemicals from farming and food.


AI-POWERED


MACHINE VISION & FLEET
MANAGEMENT
00:41

CHEMICAL-FREE WEED CONTROL

Cut weeds close to the ground, helping reduce reliance on herbicides

HIGH EFFICIENCY

Operate for 5-6 hours on a single charge and require minimal maintenance

LESS THAN 1% CROP DAMAGE

Save farms money with significantly less crop damage than traditional sprays

STRONG COVERAGE

The BOTONY™ fleet is swarming 6 states across 10 crop types this season

ENVIRONMENTALLY CONSCIOUS

Support soil health, water quality, and biodiversity

WEATHER RESISTANT

Return to work up to 3-4 days faster after bad weather

INVEST


BEFORE
AFTER
10 DAYS LATER

BACKED BY THE BIGGEST NAMES IN FOOD AND

AGRICULTURE

Ag Startup Engine

Kauffman SEEDS, INC.

Kansas Department of Commerce

A LARGE MARKET READY FOR CHANGE

Our robots have been clearing weeds for 4 years now, paving the way for a healthier, more sustainable farming future.

Total Addressable Market

250M

acres of broadacre cropland in the US, across nearly two million farms

Serviceable Addressable Market

100M+

acres of US soybeans, cotton, sorghum

MEET THE INNOVATIVE TEAM LEADING THE CHARGE FOR CHANGE



NANDAN KALLE

CEO

Hover for More



CLINT BRAUER

CO-FOUNDER & HEAD OF INNOVATION

Hover for More



STEVEN GENTNER

CO-FOUNDER & CTO

Hover for More



VLADIMIR RISTANOVIC

DIRECTOR

Hover for More



FUEL THE NEXT PHASE OF REGENERATIVE AGRICULTURE



Greenfield Robotics is building the future of regenerative agriculture with the goal of eliminating chemicals, restoring ecosystems, and giving farmers a better and more cost-effective way forward with sustainable weed control. Now, investors have the opportunity to fuel the next phase of innovation and help our company scale. With strong traction, patented technology, and a visionary team, this is your chance to join our mission to help support the removal of harmful chemicals from our farms, our food, and our future.

INVEST

LEARN HOW YOU CAN JOIN OUR MISSION

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Greenfield Robotics Terms

Overview

PRICE PER SHARE
$1.59

VALUATION
$39.95M

DEADLINE[1]
Sep. 30, 2025 at 11:59 PM PDT

FUNDING GOAL[2]
$20K - $3.77M

Breakdown

MIN INVESTMENT
$499.26

MAX INVESTMENT
$3,765,937.27

MIN NUMBER OF SHARES OFFERED
12,578

MAX NUMBER OF SHARES OFFERED
2,368,514

OFFERING TYPE
Equity

SHARES OFFERED
Series Seed-4 Preferred Stock

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Exclusive Investor Perks

VENTURE CLUB

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

Loyalty Bonus: *All investors, those who indicated formal interest in reserving shares during our testing the waters phase, and customers as of 6/1/2025 will receive 15% bonus shares.*

Greenfield Robotics Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-4 Preferred Stock at $1.59 / share, you will receive 110 shares of Series Seed-4 Preferred Stock, meaning you'll own 110 shares for $159. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest

Time-Based Perks

Early Bird
$1,000+

Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

INVEST

Mid-Campaign Perks

August

Invest between day 21 and day 38 and receive 10% bonus shares

INVEST

September

Invest between day 51 and day 66 and receive 10% bonus shares

INVEST

October

Invest between day 84 and day 101 and receive 10% bonus shares

INVEST

Amount-Based Perks

Bot Backer
$1,500+

Invest $1,500+ and receive 2% bonus shares + access to the GFR quarterly newsletter

Seed Supporter
$3,000+

Invest $3,000+ and receive 5% bonus shares + access to the GFR quarterly newsletter + t-shirt

Sprout Steward
$7,500+

Invest 7,500+ and receive 7% bonus shares + quarterly private webinar [invite only]

Greenfield Robotics is not live or open to the public at this moment.

start engine

GET A PIECE OF GREENFIELD ROBOTICS

Chemical-Free Farming with Autonomous Robots

Greenfield Robotics is revolutionizing weed control with autonomous farming robots designed to reduce operational and maintenance costs while removing herbicides from the process. Demand has been exceptional: Our entire fleet is sold out this year and with reservations already filled for 2026, our BOTONY™ fleet of robots is helping drive our mission to eliminate all chemicals from farming and food.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.59 Per Share

PREVIOUSLY CROWDFUNDED
$1,234,062.37

MIN INVEST
$499.26

VALUATION
$39.95M

REASONS TO INVEST

GROUNDBREAKING TECHNOLOGY: Our BOTONY™ fleet of autonomous robot are swarming six states across ten crop types working on both conventional and organic farms. In addition, our fleet is in high demand this season and are sold out this year, with reservations already filled for 2026.

EXPERT-LED: Founded by a third-generation regenerative farmer on a mission to eliminate chemicals from agriculture, Greenfield Robotics is backed by a team of proven startup veterans and experts in machine vision, AI, robotics, software, and modern farming. Our advisory board includes some of the leading scientists and consultants in regenerative agriculture.

POISED FOR GROWTH: The company is backed by Chipotle, Innovative Livestock Services, and Mid Kansas Cooperative, and has been featured in Fast Company, WSJ, NPR, Forbes, and more...

TEAM



Nandan Kalle • CEO, Chairman, COO, CFO, Director

Headed Belkin's $250MM WiFi business (2004-2011)

Launched Linksys's $100M B2B business (2013-2016)

Shipped 10MM's devices worldwide

Launched pioneering network TV streaming service

Read Less



Clint Brauer • Founder, Head of Product/Sales/Marketing

Data Science Systems pioneer at Sony

Launched Sony e-book systems in North America

Advised multiple startups with exits

Broadacre and greenhouse grower

Creator of regeneratively-grown ingredients supply chain for Canidae Pet Food

Read Less



Steven Gentner • Co-Founder & CTO

Exits include US Web, Crownpeak

He served as Director of R&D at W3-Design, which was later acquired by US Web. Following the acquisition, he took on the role of Associate Partner at US Web, which subsequently went public.

While CTO/Chief Scientist at Crownpeak, he developed Crownpeak CMS. Customers included Unilever, Toyota and Nestle with 1B+ end-users.

Developed RoboRealm machine vision toolkit with 60k+ users, including Microsoft, JPL and Lockheed

Read Less



Vladimir Ristanovic • Director

Entrepreneur and active investor



Show Less

THE PITCH

Chemical-Free Farming with Autonomous Robots

Imagine a world where farmers can raise our food without chemicals. Greenfield Robotics is revolutionizing farming with autonomous, chemical-free weed control robots that deliver precise performance around the clock. Our bots are simple to operate, cost-effective, and manufactured in the United States, and they have been running on paying fields for four years. Founded by a third-generation farmer and tech entrepreneur, and backed by major agricultural leaders, Greenfield Robotics combines expertise in AI, engineering, and regenerative agriculture on its mission to eliminate all chemicals from our farming and our food.


REVOLUTIONIZING THE FUTURE OF FARMING
CHEMICAL-FREE WEED CONTROL
The bots cut down weeds close to the ground which removes the need for herbicides.
24/7 AVAILABILITY
AI-powered robots that are capable of working day and night.
MINIMAL CROP DAMAGE
The robots save farms money by causing less crop damage than traditional sprayers.
INDUSTRY HEAVYWEIGHTS AS INVESTORS
CHIPOTLE
MKC
Shared growth. Shared success.
ILS
have all invested in our services.

Statements reflect current capabilities and partnerships; results may vary. Named investors and partners do not imply endorsement of this offering.

the problem & our Solution

The Safer, Smarter Way to Control Weeds

Conventional weed control is outdated and harmful to us, our food supply, and the planet. Greenfield Robotics' founder Clint Brauer faced this problem firsthand as a third generation farmer whose father developed Parkinson's after years of using toxic chemicals on his farm. Not only can the excessive use of agricultural chemical sprays cause major health consequences, but it can also damage up to 4.5% of crops all while weeds grow into resistant "superweeds." And because chemical sprays are petroleum-based, that means when the cost of gas goes up, so does the cost of weed control.


CONVENTIONAL WEED CONTROL
OUTDATED, HARMFUL, AND COSTLY
Risks of major health consequences
Can damage up to 4.5% of crops
Weeds grow into resistant "superweeds"
Costs go up when gas prices increase

Clint Brauer began to search for a safer, chemical-free solution—which is how Greenfield Robotics came to be. We offer cutting-edge technology through autonomous swarms of robots that cut down weeds to centimeter accuracy with drone mapping. This results in less than 1% crop damage and can eliminate the need for toxic chemicals when used in compatible operations. Built for farmers by a farmer, our robots are already capable of nutrient microspraying and easy to maintain with interchangeable parts and long-lasting, rechargeable batteries. With 24/7 operational capability and minimal upkeep, they help farmers focus on scaling their businesses while protecting soil health, water supply, and biodiversity.


We want to do what's right for the future-and we want to do what's right, right now."
JOHN NIEMANN
REGENERATIVE FARMER
GREENFIELD ROBOTICS CLIENT
RENO COUNTY, KS

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


CUT BY DAY


FOLIAR FEED BY NIGHT


BEFORE
AFTER
10 DAYS LATER

the market & our traction

Farming's Future: Greenfield's Market-Ready Solution


OUR MARKET
A LARGE MARKET, READY FOR CHANGE
Our robots have been clearing weeds for 4 years now, paving the way for a healthier, more sustainable farming future.
Total Addressable Market
250 MILLION
acres of broadacre cropland in the US, across nearly two million farms
Serviceable Addressable Market


100 MILLION+
acres of US soybeans, cotton, sorghum

Greenfield Robotics targets a market of 250M cropland acres across the U.S. and a serviceable market of 100M+ acres. A rise in chemical resistance is making traditional solutions more costly and less effective, and at the same time, consumer and regulatory pressure for healthier, regenerative farming methods is mounting. Our company is meeting this moment with a patented, scalable solution that has had service requests from farms across the country and around the globe.


OUR FLEET
Less than 1% crop damage vs. up to 4.5% from traditional sprayers
5-6 hours on a single charge with battery swaps in 1 minute
Each bot can cover up to 120 acres weekly, controlling weeds and foliar spraying
Parts can be changed in under 15 minutes for maximum efficiency

Crop damage statistics based on Greenfield Robotic's field trials and USDA research, respectively. Bot coverage area based on internal field testing by Greenfield Robotics.

Reservations for our bots are already filled for 2026. With backers including Chipotle, Innovative Livestock Services (one of the country's largest beef producers), and Mid Kansas Cooperative (an agricultural co-op representing 11,000 farmers), we are supported by a world-class advisory board of agronomists and regenerative ag scientists. Our business model is based on farm leases at competitive rates, with next-gen features like real-time nutrient analysis and cover-cropping in active development.


BACKED BY THE BIGGEST NAMES IN FOOD AND AGRICULTURE
CHIPOTLE MEXICAN GRILL
ILS
MKC
Shared growth. Shared success.
Ag Startup Engine
Kauffman SEEDS, INC.
Kansas
Department of Commerce

why invest

Fuel the Next Phase of Regenerative Agriculture

Greenfield Robotics is building the future of regenerative agriculture with the goal of eliminating chemicals, restoring ecosystems, and giving farmers a better and more cost-effective way forward with sustainable weed control. Now, investors have the opportunity to fuel the next phase of innovation and help our company scale. With strong traction, patented technology, and a visionary team, this is your chance to join our mission to help remove harmful chemicals from our farms, our food, and our future.


"We like working with Greenfield Robotics because it helps us achieve the goal of remaining."
WILL HASTY
REGENERATIVE FARMER
GREENFIELD ROBOTICS CLIENT
NEWTON, KS



**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

ABOUT

HEADQUARTERS
36706 W 39th St S
Cheney, KS 67025

WEBSITE
View Site

Greenfield Robotics is revolutionizing weed control with autonomous farming robots designed to reduce operational and maintenance costs while removing herbicides from the process. Demand has been exceptional: Our entire fleet is sold out this year and with reservations already filled for 2026, our BOTONY™ fleet of robots is helping drive our mission to eliminate all chemicals from farming and food.

TERMS

Greenfield Robotics

Overview

PRICE PER SHARE
$1.59

VALUATION
$39.95M

DEADLINE
Dec. 23, 2025 at 2:59 AM EST

FUNDING GOAL
$20K - $3.77M

Breakdown

MIN INVESTMENT
$499.26

OFFERING TYPE
Equity

MAX INVESTMENT
$3,765,937.26

SHARES OFFERED
Series Seed-4 Preferred Stock

MIN NUMBER OF SHARES OFFERED
12,578

MAX NUMBER OF SHARES OFFERED
2,368,514

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: All investors, those who indicated formal interest in reserving shares during our testing the waters phase, and customers as of 6/1/2025 will receive 15% bonus shares.

Time-Based Perks:

Early Bird: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Mid-Campaign Perks

August: Invest between day 21 and 38 and receive 10% bonus shares

September: Invest between day 51 and 66 and receive 10% bonus shares

October: Invest between day 84 and 101 and receive 10% bonus shares

Amount-Based Perks:

Bot Backer: Invest $1,500+ and receive 2% bonus shares + access to the GFR quarterly newsletter

Seed Supporter: Invest $3,000+ and receive 5% bonus shares + access to the GFR quarterly newsletter + t-shirt

Sprout Steward: Invest 7,500+ and receive 7% bonus shares + quarterly private webinar [invite only]

Growth Agent: Invest $15,000+ and receive 10% bonus shares + Zoom Meet 'n Greet with CEO or Founder

Budding Genius: Invest $25,000+ and receive 12% bonus shares + 'Adopt A Bot': (Name one robot per investor & while supplies last) plus post on social media

Innovator: Invest $50,000+ and receive 15% bonus shares + Video Tour and Zoom of Greenfield Robotics Headquarters with Head of Sales + Investor Feature in Newsletter

Visionary: Invest $100,000+ and receive 20% bonus shares + Field Day Invite to Greenfield Robotics HQ + Custom 3D printed robot + Investor Feature in Newsletter

Founder's Circle: Invest $250,000+ and receive 25% bonus shares + 1:1 Greenfield Robotics Headquarters Tour with Founder + Investor Feature in Newsletter

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Greenfield Robotics Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-4 Preferred Stock at $1.59 / share, you will receive 110 shares of Series Seed-4 Preferred Stock, meaning you'll own 110 shares for $159. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the

aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

StartEngine-Hosted Campaign Page:

DAY OR NIGHT. CONTINUOUS WEED CONTROL.

SWARMING. CHEMICAL-FREE FOOD AT SCALE.

AI-POWERED. MACHINE VISION & FLEET MANAGEMENT.

VERSATILE. ACROSS MULTIPLE CROPS.

NATURALLY. PRESERVING SOIL HEALTH AND SOIL CARBON.

ACCURATE. WITHIN 2 CENTIMETERS OF THE CROP ROW.

SUSTAINABLE FARMING. MEETS CUTTING-EDGE TECHNOLOGY.

ALL WITHOUT CHEMICALS. ALL REGENERATIVE.

Self-Hosted Campaign Page:

DAY OR NIGHT CONTINUOUS WEED CONTROL

SWARMING FIELDS CHEMICAL-FREE AT SCALE

AI-POWERED MACHINE VISION & FLEET MANAGEMENT

VERSATILE ACROSS MULTIPLE CROPS

NATURALLY PRESERVING SOIL HEALTH AND SOIL CARBON

ACCURATE WITHIN 2 CENTIMETERS OF THE CROP ROW

SUSTAINABLE MEETS CUTTING-EDGE TECHNOLOGY

ALL WITHOUT CHEMICALS ALL REGENERATIVE

The reason we created these initial robots was to solve a pretty basic problem.

Weeds have become resistant to herbicides and so then you have to use more of those chemicals.

There is no resistance to ablate.

The Process is pretty simple.

I am a farmer, so I designed it to work for farmers.

They let us know when they planted the crop.

We actually fly a drone.

We use that drone to basically map the field.

And then we come in and we use machine vision, AI algorithms.

We're determining where the rows are and as the robot's going around, they're talking to each other and deciding where they're gonna go.

The farmers don't have to even be there.

We don't even have to be there. Alright.

Final bots in position getting ready to spin 'em up.

So we have weed cutting bots running through a field at a high speed, trying not to cut the crop.

We let 'em know when it's done.

We give 'em a report at the end of this and we try to keep it as simple as possible.

There's a lot of advantages to to robots.

One is that they're small, they're lighter weight, they're much easier to maintain, they're much lower cost.

Anything on our robots can be replaced in 15 minutes or less.

And that was my edict.

Working on poorly designed equipment growing up and throwing my wrenches across the farm.

Um, we build them ourselves right here in Kansas.

The second thing is they can run day or night.

Someone's going to have to work long days and nights.

Is it a farmer out there on their tractor day and night or is it a robot?

We're basically trying to figure out what are the pain points, what is the issue for the farmer?

And so we're trying to lower that stress level for them and at the same time put them on a path to healthier crops,

which means healthier food for all of us.

My name's John Neiman. Uh, we farm in Reno County.

The farm we did last year with Greenfield Robotics on a sorghum field.

We ran the robots on 70 of the 80 acres.

So we had 10 acres that we didn't have the robots run.

There was like a 15, 20 bushel difference between the 10 acres that had not had the robots

and what the rest of the field that had the robots.

I, I see this as a next generation mindset.

We want to do what's right for the future and we want to do what's right.

Right now.

My name's will hasty and I'm a farmer.

Some of the most challenging parts of farming are to do what's best, but still do that profitably.

We like working with greenfield robotics 'cause it helps us achieve the goal of remaining profitable

and growing as farmers because it doesn't matter what we do if we can't make a profit than

we're not farming anymore.

As greenfield robotics portfolio grows and there's gonna be a lot more opportunity in the future, especially involving regenerative agriculture.

So we can control weeds and we can improve soil health.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
GREENFIELD ROBOTICS CORPORATION

Greenfield Robotics Corporation (the "**Corporation**"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware ("**General Corporation Law**") does hereby certify:

FIRST: That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation dated May 26, 2022, and subsequently amended on August 31, 2024 ("**Existing Certificate**"), declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation or consideration thereof. The resolution setting forth the proposed amendment is as follows:

NOW, THEREFORE, BE IT FURTHER RESOLVED, that, upon approval of a majority of the outstanding stock of the Corporation entitled to vote thereon, including the Requisite Holders (as defined in the Existing Certificate), the Existing Certificate shall be amended by changing the language of Article Fourth so that, as amended, said Article Fourth shall be read as follows:

> "**FOURTH:** The total number of shares of stock that the Corporation shall have authority to issue is 47,659,764, consisting of (i) 31,575,040 shares of Common Stock, $0.00001 par value per share (the "**Common Stock**"), and (ii) 16,084,725 shares of Preferred Stock, $0.00001 par value per share (the "**Preferred Stock**")."

NOW, THEREFORE, BE IT FURTHER RESOLVED, that, upon approval of a majority of the outstanding stock of the Corporation entitled to vote thereon, including the Requisite Holders (as defined in the Existing Certificate), the Existing Certificate shall be amended by changing the language of the first paragraph of Article Fourth, Part B, so that, as amended, said first paragraph of Article Fourth, Part B, shall be read as follows:

> "4,194,200 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series First Preferred Stock**"; 5,033,676 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**"; 925,443 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**"; 428,366 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**"; 1,836,110 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**"; and, 3,666,930 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-4 Preferred Stock**"; each with the following rights, preferences, powers, privileges, and restrictions, qualifications, and limitations. The Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock and Series Seed-4 Preferred Stockmay be collectively referred to as the "**Series Seed Preferred**". Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series First Preferred Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock."

NOW, THEREFORE, BE IT FURTHER RESOLVED, that, upon approval of a majority of the outstanding stock of the Corporation entitled to vote thereon, including the Requisite Holders (as defined in the Existing Certificate), the Existing Certificate shall be amended by changing the language of last sentence of Article Fourth, Part B, Section 1 so that, as amended, said last sentence of Article Fourth, Part B, Section 1 shall be read as follows:

> "The "**Original Issue Price**" shall mean, with respect to the Series First Preferred Stock, $0.80 per share, with respect to the Series Seed Preferred Stock, $1.2426 per share, with respect to the Series Seed-1 Preferred Stock, $0.9725 per share, with respect to the Series Seed-2 Preferred Stock, $1.0562 per share, with respect to the Series Seed-3 Preferred Stock, $1.44 per share, and with respect to the Series Seed-4 Preferred Stock, $1.59 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect of the Preferred Stock."

NOW, THEREFORE, BE IT FURTHER RESOLVED, that, upon approval of a majority of the outstanding stock of the Corporation entitled to vote thereon, including the Requisite Holders (as defined in the Existing Certificate), the Existing Certificate shall be amended by changing the language of Article Fourth, Part B, Section 4.1.1 so that, as amended, said Article Fourth, Part B, Section 4.1.1 shall be read as follows:

> "**Conversion Ratio**. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number or fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to (a) the Series First Preferred Stock shall initially be equal to the Original Issue Price of the Series First Preferred Stock, (b) the Series Seed Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed Preferred Stock, (c) the Series Seed-1 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-1 Preferred Stock, (d) the Series Seed-2 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-2 Preferred Stock, (e) the Series Seed-3 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-3 Preferred Stock, and (f) the Series Seed-4 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-4 Preferred Stock. Each such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below."

SECOND: that, thereafter, pursuant to resolution of its Board of Directors, a written action in lieu of a meeting of the stockholders of the Corporation was duly executed and approved with the necessary number of shares as required by statute voting in favor of the amendment.

THIRD: that, thereafter, pursuant to resolution of its Board of Directors, this amendment to the Existing Certificate, as amended, has been duly adopted and approved in accordance with the provisions of Sections 228 and 242 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its President on this 27th day of June, 2025.

By: ___________________________
Name: Nandan Kalle
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:01 PM 05/26/2022
FILED 01:01 PM 05/26/2022
SR 20222359951 - File Number 6686044

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GREENFIELD ROBOTICS CORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Greenfield Robotics Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Greenfield Robotics Corporation, and that this corporation was originally incorporated pursuant to the General Corporation Law on December 29, 2017 under the name Greenfield Robotics Corporation.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Greenfield Robotics Corporation (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 24,700,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 9,209,685 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased

(but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

4,194,200 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series First Preferred Stock**"; 3,661,676 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**"; 925,443 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**"; and 428,366 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**", each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The Series Seed Preferred Stock, Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock may collectively be referred to as the "**Series Seed Preferred**". Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series First Preferred Stock, the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock and the Series Seed-2 Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock on a pari passu basis in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); *provided* that, (i) such dividends will be payable only when, as and if declared by the Board of Directors and (ii) if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend to the holders of the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean, with respect to the Series First Preferred Stock, $0.80 per share, with respect to the Series Seed Preferred Stock, $1.2426 per share, with respect to the Series Seed-1 Preferred Stock, $0.9725 per share, and, with respect to the Series Seed-2 Preferred Stock, $1.0562 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of

another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class (voting together on an as converted to Common Stock basis), shall be entitled to elect one director of the Corporation (the "**Preferred Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation; *provided, however*, for administrative convenience, the initial Preferred Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Series Seed Preferred without a separate action by the holders of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

3.3 Preferred Stock Protective Provisions. At any time when at least 2,302,421 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3 create, or authorize the creation of, or issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4 without approval of the Board of Directors, including the approval of the Preferred Director, sell, issue, sponsor, create or distribute, or cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

3.3.6 create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan;

3.3.7 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables

incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors, including the approval of the Preferred Director; or

3.3.8 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to (a) the Series First Preferred Stock shall initially be equal to the Original Issue Price of the Series First Preferred Stock, (b) the Series Seed Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed Preferred Stock, (c) the Series Seed-1 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-1 Preferred Stock and (d) the Series Seed-2 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-2 Preferred Stock. Each such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such

certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action regardless of the provisions of Section 3.3 above) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, including the approval of the Preferred Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the approval of the Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the approval of the Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board of Directors, including the approval of the Preferred Director;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, original equipment manufacturing, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including the approval of the Preferred Director; or

(ix) Convertible Securities (or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities) issued for capital raising purposes following the Original Issue Date in an amount not to exceed $5,000,000, provided that such issuances are approved by the Board of Directors, including the approval of the Preferred Director.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

4.4.2 No Adjustment of Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result

of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation

upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such

dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to

subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue

and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption. Other than as set forth in Section 2.3.2(b), the Preferred Stock is not redeemable at the option of the holder or the Corporation.

7. Redeemed or Otherwise Acquired Shares. Unless otherwise consented to by the Requisite Holders and the Board of Directors, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each

portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[**Signature Page Follows**]

This Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on May 26, 2022.

By: /s/ Clint Brauer
Clint Brauer, Chief Executive Officer

GREENFIELD ROBOTICS CORPORATION

SECOND AMENDMENT TO
INVESTORS' RIGHTS AGREEMENT

THIS SECOND AMENDMENT TO INVESTORS' RIGHTS AGREEMENT (this "**Amendment**") entered into as of June 27, 2025, is made to that certain Investors' Rights Agreement, dated as of May 26, 2022 (the "**IRA**"), and subsequently amended on August 31, 2024 ("First Amendment"), by and among Greenfield Robotics Corporation, a Delaware corporation (the "**Company**"), certain Investors listed on Schedule A thereto. All capitalized terms used herein without definition shall have the meanings ascribed to them in the IRA.

RECITALS

WHEREAS, Section 6.6 of the IRA provides that the IRA may be amended, modified or terminated and the observance of any term thereof waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Preferred Stock then outstanding ("**Requisite Holders**"); and

WHEREAS, the Company and the undersigned holders, which constitute the Requisite Holders as of the date of this Amendment, desire to amend the IRA as set forth in this Amendment.

AGREEMENT

NOW, THEREFORE, the parties hereto, for good and sufficient consideration the receipt of which is hereby acknowledged, and intending to be legally bound, do hereby agree as follows:

1. Amendment to the Definition of Preferred Stock in the IRA. The definition of "Preferred Stock" in the IRA is deleted in its entirety and replaced and superseded by the following:

> "**Preferred Stock**" means collectively, all shares of Series First Preferred Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock."

2. Amendment to IRA to add the Definition of "Series Seed-4 Preferred Stock". The parties hereby add the definition of "Series Seed-4 Preferred Stock" after the definition of "Series Seed-3 Preferred Stock", as follows:

> "**Series Seed-4 Preferred Stock**" means shares of the Company's Series Seed-3 Preferred Stock, par value $0.00001 per share."

3. Continued Validity of IRA. Except as specifically amended hereby, the IRA shall remain in full force and effect as originally constituted.

4. Entire Agreement. This Amendment constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and supersedes all other agreements of the parties to the extent such agreements relate to the subject matter hereof.

5. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successor and assigns of the parties.

6. Governing Law. This Amendment and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware without regard to its choice of laws principles.

7. Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same instrument.

8. Facsimile and Electronic Signatures. Any signature page delivered electronically (whether by PDF, any electronic signature complying with the US federal ESIGN Act of 2000 (e.g., www.docusign.com) or otherwise) or by facsimile shall be binding to the same extent as an original signature page hereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to the other parties if so requested.

(signatures on following page)

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above.

COMPANY:

GREENFIELD ROBOTICS CORPORATION

By: ____________________________________
Name: Nandan Kalle
Title: Chief Executive Officer

GREENFIELD ROBOTICS CORPORATION

SECOND AMENDMENT TO
INVESTORS' RIGHTS AGREEMENT

THIS SECOND AMENDMENT TO INVESTORS' RIGHTS AGREEMENT (this "**Amendment**") entered into as of June 27, 2025, is made to that certain Investors' Rights Agreement, dated as of May 26, 2022 (the "**IRA**"), and subsequently amended on August 31, 2024 ("First Amendment"), by and among Greenfield Robotics Corporation, a Delaware corporation (the "**Company**"), certain Investors listed on Schedule A thereto. All capitalized terms used herein without definition shall have the meanings ascribed to them in the IRA.

RECITALS

WHEREAS, Section 6.6 of the IRA provides that the IRA may be amended, modified or terminated and the observance of any term thereof waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Preferred Stock then outstanding ("**Requisite Holders**"); and

WHEREAS, the Company and the undersigned holders, which constitute the Requisite Holders as of the date of this Amendment, desire to amend the IRA as set forth in this Amendment.

AGREEMENT

NOW, THEREFORE, the parties hereto, for good and sufficient consideration the receipt of which is hereby acknowledged, and intending to be legally bound, do hereby agree as follows:

1. Amendment to the Definition of Preferred Stock in the IRA. The definition of "Preferred Stock" in the IRA is deleted in its entirety and replaced and superseded by the following:

> "**Preferred Stock**" means collectively, all shares of Series First Preferred Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock."

2. Amendment to IRA to add the Definition of "Series Seed-4 Preferred Stock". The parties hereby add the definition of "Series Seed-4 Preferred Stock" after the definition of "Series Seed-3 Preferred Stock", as follows:

> "**Series Seed-4 Preferred Stock**" means shares of the Company's Series Seed-3 Preferred Stock, par value $0.00001 per share."

3. Continued Validity of IRA. Except as specifically amended hereby, the IRA shall remain in full force and effect as originally constituted.

4. Entire Agreement. This Amendment constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and supersedes all other agreements of the parties to the extent such agreements relate to the subject matter hereof.

5. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successor and assigns of the parties.

6. Governing Law. This Amendment and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware without regard to its choice of laws principles.

7. Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same instrument.

8. Facsimile and Electronic Signatures. Any signature page delivered electronically (whether by PDF, any electronic signature complying with the US federal ESIGN Act of 2000 (e.g., www.docusign.com) or otherwise) or by facsimile shall be binding to the same extent as an original signature page hereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to the other parties if so requested.

(signatures on following page)

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above.

COMPANY:

GREENFIELD ROBOTICS CORPORATION

By: ____
Name: Nandan Kalle
Title: Chief Executive Officer

INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is made as of May 26, 2022, by and among Greenfield Robotics Corporation, a Delaware corporation (the "**Company**"), each of the investors listed on **Schedule A** hereto, each of which is referred to in this Agreement as an "**Investor**" and any Additional Purchaser (as defined in the Purchase Agreement) that becomes a party to this Agreement in accordance with Section 6.9 hereof.

RECITALS:

A. The Company and certain of the Investors are parties to that certain Series Seed Preferred Stock Purchase Agreement of even date herewith (as may be amended from time to time, the "**Purchase Agreement**").

B. In order to induce the Company to enter into the Purchase Agreement and to induce such Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to register shares of Common Stock issuable to the Investors, to receive certain information from the Company, and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement.

The parties agree as follows:

1. **Definitions**. For purposes of this Agreement:

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Business**" means agricultural robotics services and ingredient supply chains.

1.4 "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.5 "**Common Stock**" means shares of the Company's common stock, par value $0.00001 per share.

1.6 "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the Business, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 20% of the outstanding equity of any Competitor.

1.7 "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law,

insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.8 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.9 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.10 "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.11 "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.12 "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.13 "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

1.14 "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.15 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.16 "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.17 "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.18 "**Major Investor**" means each of Presidio Union (Delaware) LLC, Nikolimax Investment SL, and Narwhal Ventures, LLC, so long as such Investor, individually or together with such

Investor's Affiliates, holds at least 500,000 shares of Securities (as adjusted for any stock split, stockdividend, combination, or other recapitalization or reclassification effected after the date hereof) .

1.19 "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.20 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.21 "**Preferred Director**" means any director of the Company that the holders of record of Preferred Stock are entitled to elect, exclusively and as a separate class, pursuant to the Certificate of Incorporation.

1.22 "**Preferred Stock**" means, collectively, shares of the Series First Preferred Stock, the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock and the Series Seed-2 Preferred Stock.

1.23 ""**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement.

1.24 "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.25 "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.26 "**SEC**" means the Securities and Exchange Commission.

1.27 "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.28 "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.29 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.30 "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel

for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.31 "**Series Seed Preferred Stock**" means shares of the Company's Series Seed Preferred Stock, par value $0.00001 per share.

1.32 "**Series Seed-1 Preferred Stock**" means shares of the Company's Series Seed-1 Preferred Stock, par value $0.00001 per share.

1.33 "**Series Seed-2 Preferred Stock**" means shares of the Company's Series Seed-2 Preferred Stock, par value $0.00001 per share.

1.34 "**Series First Preferred Stock**" means shares of the Company's Series First Preferred Stock, par value $0.00001 per share.

1.35 "**Voting Agreement**" means that certain Voting Agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing.

2. **Registration Rights**. The Company covenants and agrees as follows:

2.1 **Demand Registration**.

(a) Form S-1 Demand. If at any time after the earlier of (i) ten years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of forty percent (40%) of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to at least forty percent (40%) of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of Selling Expenses, would exceed $10 million), then the Company shall: (x) within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3; provided, however, that this right to request the filing of a Form S-1 registration statement shall in no event be made available to any Holder that is a Foreign Person

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least twenty percent (20%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $4 million, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45] days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than ninety (90) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a), (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected one (1) registration pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b), (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected one (1) registration pursuant to Section 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 2.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 2.1(d).

2.2 Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration, a registration relating to a demand pursuant to Section 2.1 or the IPO), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Board of Directors. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting; provided, however, that no Holder (or any of their assignees) shall be required to make any representations, warranties or indemnities except as they relate to such Holder's ownership of shares and authority to enter into the underwriting agreement and to such Holder's intended method of distribution, and the liability of such Holder shall be several and not joint, and limited to an amount equal to the net proceeds from the offering received by such Holder. Notwithstanding any other provision of this Section 2.3, if the underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty-thirty percent (20%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section

2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c) For purposes of Section 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 2.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $35,000 of one counsel for the selling Holders ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b), as the case may be. All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 (other than fees and disbursements of counsel to any Holder, other than the Selling Holder Counsel, which shall be borne solely by the Holder engaging such counsel) shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Section 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, only to the extent that such failure materially prejudices the indemnifying party's ability to defend such

action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the foregoing provisions that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) provide to such holder or prospective holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Section 6.9.

2.11 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the Immediate Family Member(s) of the Holder, *provided* that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and *provided further* that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 1% of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give

further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

2.12 Restrictions on Transfer.

(a) The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT. THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which

such Holder distributes Restricted Securities to an Affiliate of such Holder for (A) no consideration or (B) without a change in beneficial ownership; *provided* that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act. The restrictions set forth in this Section 2 are in addition to any restrictions on transfer set forth in the Bylaws of the Company.

2.13 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2.1 or 2.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, in which the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities, or if the Investors receive registration rights from the acquiring company or other successor to the Company reasonably comparable to those set forth in this Section 2;

(b) such time after consummation of the IPO as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation, during a three (3)-month period without registration;

(c) the third (3rd) anniversary of the IPO.

3. Information Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor, *provided* that the Board of Directors has not reasonably determined that such Major Investor is a Competitor:

(a) as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year, all such financial statements to be reviewed by independent public accountants of regionally recognized standing selected by the Company, and the results of such review will be reported to the Board of Directors;

(b) as soon as practicable, but in any event within 45 days after the end of each of the first three quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter; and

(c) if requested, but no more frequently than once a quarter for such Major Investor, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company,

and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; *provided* that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor, *provided* that the Board of Directors has not reasonably determined that such Major Investor is a Competitor, at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; *provided, however*, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information (i) that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company), or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 Termination of Information. The covenants set forth in Section 3.1 and Section 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

3.4 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.4 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; *provided, however*, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.4, *provided* that the Board of Directors has not reasonably determined that such prospective purchaser is a Competitor; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, *provided* that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, *provided* that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. **Rights to Future Stock Issuances**.

4.1 **Right of First Offer**. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates.

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within 20 days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding). The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of 90 days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the 90 day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d) The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Preferred Stock to Additional Purchasers pursuant to Section 1.3 of the Purchase Agreement.

(e) Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Section 4.1, the Company may elect to give notice to the Major Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage-ownership position, calculated as set forth in Section 4.1(b) before giving effect to the issuance of such New Securities.

4.2 **Termination**. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or

(iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

5. Additional Covenants.

5.1 Insurance. The Company shall obtain, within ninety (90) days of the date hereof, from financially sound and reputable insurers, Directors and Officers liability insurance and term "key person" insurance on Clint Brauer, each in an amount and on terms and conditions satisfactory to the Board of Directors, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board of Directors determines that such insurance should be discontinued. The key person policy shall name the Company as loss payee, and neither policy shall be cancelable by the Company without prior approval by the Board of Directors, including the Requisite Preferred Director Vote. Notwithstanding any other provision of this Section 5.1 to the contrary, the Company shall not cease to maintain a Directors and Officers liability insurance policy in an amount of at least $2 million unless approved by the Requisite Preferred Director Vote.

5.2 Employee Agreements. Unless otherwise approved by the Board of Directors, including the vote of at least one Preferred Director if any are then serving on the Board of Directors (the "**Requisite Preferred Director Vote**"), the Company will cause each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure, proprietary rights assignment and non-solicitation agreement. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the consent of the Board of Directors, including the Requisite Preferred Director Vote.

5.3 Employee Stock. Unless otherwise approved by the Board of Directors, including the Requisite Preferred Director Vote, all future employees of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Section 2.11. Without the prior approval by the Board of Directors, including the Requisite Preferred Director Vote, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Section 5.3. In addition, unless otherwise approved by the Board of Directors, including the Requisite Preferred Director Vote, the Company shall retain (and not waive) a "right of first refusal" on employee transfers until the Company's IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.4 Board Matters. The Company shall reimburse the nonemployee directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors.

5.5 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction,

whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

5.6 Indemnification Matters. The Company hereby acknowledges that one or more of the Preferred Directors nominated to serve on the Board of Directors by one or more Investors may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of the Investors and certain of their Affiliates (collectively, the "**Investor Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (*i.e.*, its obligations to any such Preferred Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Preferred Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Preferred Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Preferred Director to the extent legally permitted and as required by the Certificate of Incorporation or Bylaws of the Company (or any agreement between the Company and such Preferred Director), without regard to any rights such Preferred Director may have against the Investor Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Investor Indemnitors from any and all claims against the Investor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Investor Indemnitors on behalf of any such Preferred Director with respect to any claim for which such Preferred Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Preferred Director against the Company. The Preferred Directors and the Investor Indemnitors are intended third-party beneficiaries of this Section 5.6 and shall have the right, power and authority to enforce the provisions of this Section 5.6 as though they were a party to this Agreement.

5.7 Termination of Covenants. The covenants set forth in this Section 5, except for Section 5.1, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) upon a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (a) is an Affiliate of a Holder; (b) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (c) after such transfer, together with its Affiliates, would be a Major Investor; *provided, however*, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.1(b). For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (i) that is an Affiliate or stockholder of a Holder; (ii) who is a Holder's Immediate Family Member; or (iii) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; *provided further* that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted

assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on **Schedule A** hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to 36706 W 39th St South, Cheney, Kansas 67025, *Attention*: Clint Brauer; and a copy (which copy shall not constitute notice) shall also be sent to Cooley LLP, 444 W Lake Street, Suite 1700, Chicago, IL 60606, *Attention*: Laurie Bauer and if notice is given to Investors, a copy (which copy shall not constitute notice) shall also be given to Pacific Crest Law Partners, LLP, 101A Clay Street, Suite 123, San Francisco CA 94111, *Attention*: Connor Moyle.

(b) Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth opposite such Investor's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Preferred Stock then outstanding; *provided* that the Company

may in its sole discretion waive compliance with Section 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and *provided further* that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction) and (b) Sections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 6.6) may be amended, modified, terminated or waived with only the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding and held by the Major Investors. Notwithstanding the foregoing, **Schedule A** hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and **Schedule A** hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 6.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, pursuant to the Purchase Agreement, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, any agreement between the Company and an Investor providing for the right to participate in, or a "most-favored nation" provision in respect of,

future equity offerings by the Company (including but not limited to a subscription agreement between the Company and such Investor indicated on the applicable counterpart signature page to this Agreement) shall immediately terminate and be of no further force or effect and shall be superseded and replaced in their entirety by this Agreement.

6.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Signature Pages Follow]

The parties have executed this Investors' Rights Agreement as of the date first written above.

COMPANY:

GREENFIELD ROBOTICS CORPORATION

By: Clint Brauer

Name: Clint Brauer
Title: Chief Executive Officer

GREENFIELD ROBOTICS CORPORATION

SECOND AMENDMENT TO
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

THIS SECOND AMENDMENT TO RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Amendment**") entered into as of June 27, 2025, is made to that certain Right of First Refusal and Co-Sale Agreement, dated as of May 26, 2022 (the "**Co-Sale Agreemen**t"), and subsequently amended on August 31, 2024, ("First Amendment"), by and among Greenfield Robotics Corporation, a Delaware corporation (the "**Company**"), certain Investors listed on Schedule A thereto, and certain Key Holders listed on Schedule B thereto. All capitalized terms used herein without definition shall have the meanings ascribed to them in the Co-Sale Agreement.

RECITALS

WHEREAS, Section 6.8 of the Co-Sale Agreement provides that the Co-Sale Agreement may be amended, modified or terminated and the observance of any term thereof waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (i) the Company, (ii) the Key Holders (as defined in the Co-Sale Agreement) holding a majority of the shares of Transfer Stock (as defined in the Co-Sale Agreement) then held by all of the Key Holders (as defined in the Co-Sale Agreement), and (iii) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (as defined in the Co-Sale Agreement) (voting as a single separate class and on an as-converted basis) (collectively, (ii) and (iii) the "**Requisite Holders**"); and

WHEREAS, the Company and the undersigned holders, which constitute the Requisite Holders as of the date of this Amendment, desire to amend the Co-Sale Agreement as set forth in this Amendment.

AGREEMENT

NOW, THEREFORE, the parties hereto, for good and sufficient consideration the receipt of which is hereby acknowledged, and intending to be legally bound, do hereby agree as follows:

1. Amendment to the Definition of Preferred Stock in the Co-Sale Agreement. The definition of "Preferred Stock" in Section 1.10 of the Co-Sale Agreement is deleted in its entirety and replaced and superseded by the following:

> "**Preferred Stock**" means collectively, all shares of Series First Preferred Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock."

2. Amendment to Co-Sale Agreement to add the Definition of "Series Seed-4 Preferred Stock". The parties hereby add the definition of "Series Seed-4 Preferred Stock" after the definition of "Series Seed-3t Preferred Stock", as follows:

> "**Series Seed-4 Preferred Stock**" means shares of the Company's Series Seed-4 Preferred Stock, par value $0.00001 per share."

3. Continued Validity of Co-Sale Agreement. Except as specifically amended hereby, the Co-Sale Agreement shall remain in full force and effect as originally constituted.

4. Entire Agreement. This Amendment constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and supersedes all other agreements of the parties to the extent such agreements relate to the subject matter hereof.

5. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successor and assigns of the parties.

6. Governing Law. This Amendment and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware without regard to its choice of laws principles.

7. Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same instrument.

8. Facsimile and Electronic Signatures. Any signature page delivered electronically (whether by PDF, any electronic signature complying with the US federal ESIGN Act of 2000 (e.g., www.docusign.com) or otherwise) or by facsimile shall be binding to the same extent as an original signature page hereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to the other parties if so requested.

(signatures on following page)

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above.

COMPANY:

GREENFIELD ROBOTICS CORPORATION

By: ______________________________
Name: Nandan Kalle
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above.

INVESTOR:

[NAME]

____

Name:
(print)

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**"), is made as of May 26, 2022 by and among **Greenfield Robotics Corporation**, a Delaware corporation (the "**Company**"), the Investors (as defined below) listed on **Schedule A** and the Key Holders (as defined below) listed on **Schedule B**.

RECITALS:

A. Each Key Holder is the beneficial owner of shares of Capital Stock.

B. The Company and certain of the Investors are parties to that certain Series Seed Preferred Stock Purchase Agreement dated as of the date hereof (the "**Purchase Agreement**"), providing for the sale of shares of Series Seed Preferred Stock, par value $0.00001 per share ("**Series Seed Preferred Stock**"), Series Seed-1 Preferred Stock, par value $0.00001 per share ("**Series Seed-1 Preferred Stock**") and Series Seed-2 Preferred Stock, par value $0.00001 per share ("**Series Seed-2 Preferred Stock**").

The Company, the Key Holders and the Investors each hereby agree as follows:

1. Definitions.

1.1 "**Affiliate**" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer, director or trustee of such Investor, or any venture capital fund or other investment fund now or hereafter existing which is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Investor.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4 "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company.

1.5 "**Common Stock**" means shares of Common Stock of the Company, $0.00001 par value per share.

1.6 "**Company Notice**" means written notice from the Company notifying the selling Key Holders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7 “**Investor Notice**” means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.8 “**Investors**” means the persons named on **Schedule A** hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.9, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.11 and any one of them, as the context may require; *provided, however*, that any such person shall cease to be considered an Investor for purposes of this Agreement at any time such person and his, her or its Affiliates collectively hold fewer than 500,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction).

1.9 “**Key Holders**” means the persons named on **Schedule B** hereto, each person to whom the rights of a Key Holder are assigned pursuant to Section 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.9 or 6.17 and any one of them, as the context may require.

1.10 “**Preferred Stock**” means, collectively, all shares of Series First Preferred Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock.

1.11 “**Proposed Key Holder Transfer**” means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.12 “**Proposed Transfer Notice**” means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.13 “**Prospective Transferee**” means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.14 “**Restated Certificate**” means the Company’s Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.15 “**Right of Co-Sale**” means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.16 “**Right of First Refusal**” means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.17 “**Secondary Notice**” means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.18 “**Secondary Refusal Right**” means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.19 "**Series First Preferred Stock**" means shares of the Company's Series First Preferred Stock, par value $0.00001 per share.

1.20 "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.21 "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Investors and the Key Holders.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b) (or by compliance with the Bylaws as provided in the next sentence). In the event of a conflict between this Agreement and the Company's Bylaws containing a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of the Bylaws shall control and compliance with the Bylaws shall be deemed compliance with Section 2.1(a) and this Section 2.1(b).

(c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal (or, if applicable, pursuant to any preexisting right of first refusal described in Section 2.1(b)), as provided in this Section 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and 2.1(c) with respect to some but not all of the Transfer Stock by the end of the ten day period specified in the last sentence of Section 2.1(c) (the "**Investor Notice Period**"), then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 2.2(b) below and, subject to Section 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within 15 days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer (including any shares that such Participating Investor has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total

number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer (including any shares that all Participating Investors have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2.

(d) Allocation of Consideration.

(i) Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Section 2.2(b), *provided* that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article Fourth, Part B of the Restated Certificate and, if applicable, the next sentence as if (A) such transfer were a Deemed Liquidation Event (as defined in the Restated Certificate), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Key Holder is placed into escrow and/or is payable only upon satisfaction of contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow and is not subject to contingencies (the "**Initial Consideration**") shall be allocated in accordance with Sections 2.1 and 2.2 of Article Fourth, Part B of the Restated Certificate as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Investor(s) and selling Key Holder upon release from escrow or satisfaction of such contingencies shall be allocated in accordance with Sections 2.1 and 2.2 of Article Fourth, Part B of the Restated Certificate after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Section 2.2(c) above, if any Prospective Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); *provided, however*, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such

Participating Investor or Investors shall be made in accordance with the first sentence of Section 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f) Additional Compliance. If any Proposed Key Holder Transfer is not consummated within 45 days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Section 2.2(d)(i) and the first sentence of Section 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses,

incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Section 2.2.

3. Exempt Transfers.

3.1 Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, *provided* that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Key Holder making such pledge, (d) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, including any life partner or similar statutorily-recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as "family members"), or any other person approved by the unanimous consent of the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members or (e) to the sale by the Key Holder of up to 5% of the Transfer Stock held by such Key Holder as of the date that such Key Holder first became party to this Agreement; *provided* that in the case of clause(s) (a), (c), (d) or (e), the Key Holder shall deliver written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such Transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2.

3.2 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended; or (b) pursuant to a Deemed Liquidation Event (as defined in the Restated Certificate).

3.3 Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 hereof shall be notated with a legend substantially similar to the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE

CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1 Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "**IPO**") and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Key Holders if all officers, directors and holders of more than 1% of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2 Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6. Miscellaneous.

6.1 Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the IPO; and (b) the consummation of a Deemed Liquidation Event (as defined in the Restated Certificate).

6.2 Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3 Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on **Schedule A** or **Schedule B** hereof, as the case may be, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to 36706 W 39th St South, Cheney, Kansas 67025, *Attention*: Clint Brauer; and a copy (which copy shall not constitute notice) shall also be sent to Cooley LLP, 444 W Lake Street, Suite 1700, Chicago, IL 60606, *Attention*: Laurie Bauer; and if notice is given to the Investors, a copy (which copy shall not constitute notice) shall also be given to Pacific Crest Law Partners, LLP, 101A Clay Street, Suite 123, San Francisco CA 94111, *Attention*: Connor Moyle.

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth opposite such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be

ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8 Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (voting as a single separate class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement, (iii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, (iv) **Schedule A** hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto, and (v) **Schedule B** hereto may be amended by the Company from time to time to add information regarding the issuance of additional shares of Capital Stock after the date hereof without the written consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of

this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires at least 250,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

6.12 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.13 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature

complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15 Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

6.16 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.17 Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) 1% or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to the issuance of the applicable shares of Common Stock, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.18 Consent of Spouse. If any Key Holder is married on the date of this Agreement, such Key Holder's spouse shall execute and deliver to the Company a Consent of Spouse in the form of **Exhibit A** hereto ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Key Holder's shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Key Holder should marry or remarry subsequent to the date of this Agreement, such Key Holder shall within 30 days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[**Signature Pages Follow**]

The parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY:

GREENFIELD ROBOTICS CORPORATION

By: Clint Brauer
Name: Clint Brauer
Title: Chief Executive Officer

The parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

KEY HOLDER

Clint Brauer

Clint Brauer

Address: 130 Crestview Ct.
Cheney, KS 67025

EXHIBIT A

CONSENT OF SPOUSE

I, ____________________, spouse of ____________________, acknowledge that I have read the Right of First Refusal and Co-Sale Agreement, dated as of May 26, 2022, to which this Consent is attached as **Exhibit A** (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Company upon a Proposed Key Holder Transfer of shares of Transfer Stock of the Company which my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of Transfer Stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of Transfer Stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated as ____________________.

____

Signature

____

Print Name

GREENFIELD ROBOTICS CORPORATION

SECOND AMENDMENT TO
VOTING AGREEMENT

THIS SECOND AMENDMENT TO VOTING AGREEMENT (this "**Amendment**") entered into as of June 27, 2025, is made to that certain Voting Agreement, dated as of May 26, 2022 (the "**Voting Agreement**"), and subsequently amended on August 31, 2024 (the "**First Amendment**") by and among Greenfield Robotics Corporation, a Delaware corporation (the "**Company**"), certain Investors listed on Schedule A thereto, and certain Key Holders listed on Schedule B thereto. All capitalized terms used herein without definition shall have the meanings ascribed to them in the Voting Agreement.

RECITALS

WHEREAS, Section 7.8 of the Voting Agreement provides that the Voting Agreement may be amended, modified or terminated and the observance of any term thereof waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (i) the Company, (ii) the Key Holders holding (as defined in the Voting Agreement) a majority of the outstanding shares then held by the Key Holders (as defined in the Voting Agreement), and (iii) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (as defined in the Voting Agreement) (voting together as a single class); (collectively, (ii) and (iii) the "**Requisite Holders**"); and

WHEREAS, the Company and the undersigned holders, which constitute the Requisite Holders as of the date of this Amendment, desire to amend the Voting Agreement as set forth in this Amendment.

AGREEMENT

NOW, THEREFORE, the parties hereto, for good and sufficient consideration the receipt of which is hereby acknowledged, and intending to be legally bound, do hereby agree as follows:

1. Amendment to the Preamble of the Voting Agreement. The preamble of the Voting Agreement is deleted in its entirety and replaced and superseded by the following:

> "THIS VOTING AGREEMENT (this "**Agreement**"), is made as of May 26, 2022, by and among Greenfield Robotics Corporation, a Delaware corporation (the "**Company**"), each holder of the Series First Preferred Stock, $0.00001 par value per share ("**Series First Preferred Stock**"), Series Seed Preferred Stock (as defined below), Series Seed-1 Preferred Stock (as defined below), Series Seed-2 Preferred Stock (as defined below), Series Seed-3 Preferred Stock, $0.00001 par value per share ("**Series Seed-3 Preferred Stock**"), and Series Seed-4 Preferred Stock, $0.00001 par value per share ("**Series Seed-4 Preferred Stock**" and collectively, the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Section 7.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**")."

2. Continued Validity of Voting Agreement. Except as specifically amended hereby, the Voting Agreement shall remain in full force and effect as originally constituted.

3. Entire Agreement. This Amendment constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and supersedes all other agreements of the parties to the extent such agreements relate to the subject matter hereof.

4. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successor and assigns of the parties.

5. Governing Law. This Amendment and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware without regard to its choice of laws principles.

6. Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same instrument.

7. Facsimile and Electronic Signatures. Any signature page delivered electronically (whether by PDF, any electronic signature complying with the US federal ESIGN Act of 2000 (e.g., www.docusign.com) or otherwise) or by facsimile shall be binding to the same extent as an original signature page hereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to the other parties if so requested.

(signatures on following page)

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above.

COMPANY:

GREENFIELD ROBOTICS CORPORATION

By: ____
Name: Nandan Kalle
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above.

INVESTOR:

[NAME]

____

Name:
(print)

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "**Agreement**") is made as of May 26, 2022, by and among **Greenfield Robotics Corporation**, a Delaware corporation (the "**Company**"), each holder of the Series First Preferred Stock, $0.00001 par value per share, of the Company ("**Series First Preferred Stock**"), Series Seed Preferred Stock (as defined below), Series Seed-1 Preferred Stock (as defined below) and Series Seed-2 Preferred Stock (as defined below) (collectively, the "**Preferred Stock**") listed on **Schedule A** (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company listed on **Schedule B** (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Section 7.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS:

A. Concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into a Series Seed Preferred Stock Purchase Agreement (as may be amended from time to time, the "**Purchase Agreement**") providing for the sale of shares of the Company's Series Seed Preferred Stock, $0.00001 par value per share ("**Series Seed Preferred Stock**"), the Company's Series Seed-1 Preferred Stock, $0.00001 par value per share ("**Series Seed-1 Preferred Stock**") and the Company's Series Seed-2 Preferred Stock, $0.00001 par value per share ("**Series Seed-2 Preferred Stock**"). Certain of the Investors (the "**Existing Investors**") are holders of the Series First Preferred Stock, and the Company, the Key Holders and the Existing Investors desire to enter into this agreement to provide those Investors purchasing shares of Preferred Stock pursuant to the Purchase Agreement with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

B. The Amended and Restated Certificate of Incorporation of the Company (as the same may be amended and/or restated from time to time, the "**Restated Certificate**") provides that (a) the holders of record of the shares of the Preferred Stock, exclusively and as a separate class (voting together on an as converted to Common Stock basis), shall be entitled to elect one director of the Company (the "**Preferred Director**"); (b) the holders of record of the shares of common stock, $0.00001 par value per share, of the Company ("**Common Stock**"), exclusively and as a separate class, shall be entitled to elect two directors of the Company (the "**Common Directors**"); and (c) the holders of record of the shares of Common Stock and the Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Company.

C. The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted on, or tendered, in connection with, an acquisition of the Company and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

The parties agree as follows:

1. Voting Provisions Regarding the Board

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at three (3) directors. For purposes of this Agreement, the term "**Shares**" shall mean

and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a) As the Preferred Director, one person designated from time to time by Nikolimax Investment SL, Presidio Union (Delaware) LLC and Narwhal Ventures, LLC, (collectively, the "**Lead Investors**"), for so long as such Stockholders and their Affiliates (as defined below) continue to own beneficially an aggregate of at least 741,206 shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, which individual shall initially be Vladimir Ristanovic; and

(b) Two individuals to serve as Common Directors, each of which designated from time to time by the holders of a majority of the shares of Common Stock outstanding and held by the Key Holders, which individuals shall initially be Clint Brauer and Nandan Kalle.

To the extent that any of clauses (a) through (b) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the Stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled as provided above.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Sections 1.2 or 1.3 of this Agreement may be removed from office other than for cause unless (i) such removal is directed or approved by the affirmative vote of the Person(s) entitled under Section 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to Section 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Sections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any Person(s) entitled to designate a director as provided in Section 1.2 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2 Actions to be Taken. In the event that (i) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock voting together as a single class (the "**Selling Investors**"); (ii) the Board; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by Key Holders voting as a separate class (collectively, (i) and (iii) are the "**Electing Holders**") approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority,

ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder; and

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale;

provided, however, that, notwithstanding the foregoing provisions of this Section 3.3(f), if the consideration to be paid in exchange for the Shares held by the Key Holder or Investor, as applicable, pursuant to this Section 3.3(f) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Shares held by the Key Holder or Investor, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Key Holder or Investor, as applicable.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate elect to allocate the consideration differently by written notice given to the Company at least ten days prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to Section 1, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize the Chief Executive Officer of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or

understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" Matters.

5.1 Definitions. For purposes of this Agreement:

(a) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable.

5.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, *provided* that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 7.8 below.

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as **Exhibit A**, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Section 7.1(a) above), following which such Person shall hold Shares constituting 1% or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to being issued such shares, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as **Exhibit A**, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as **Exhibit A**. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 7.12.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, the Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on **Schedule A** or **Schedule B** hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, it shall be sent to 36706 W 39th St South, Cheney, Kansas 67025, *Attention*: Clint Brauer; and a copy (which copy shall not constitute notice) shall also be sent to Cooley LLP, 444 W Lake Street, Suite 1700, Chicago, IL 60606, *Attention*: Laurie Bauer and if notice is given to Stockholders, a copy (which copy shall not constitute notice) shall also be given to Pacific Crest Law Partners, LLP, 101A Clay Street, Suite 123, San Francisco CA 94111, *Attention*: Connor Moyle.

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth opposite such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (i) the Company; (ii) the Key Holders holding a majority of the Shares then held by the Key Holders; and (iii) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a single class). Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the provisions of Section 1.2(a) and this Section 7.8(b) may not be amended, modified, terminated or waived without the written consent of the Lead Investors;

(c) the provisions of Section 1.2(b) and this Section 7.8(c) may not be amended, modified, terminated or waived without the written consent of the holders of a majority of the shares of Common Stock outstanding;

(d) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(e) Schedules A and **B** hereto may be amended by the Company from time to time in accordance with (i) Section 1.3 of the Purchase Agreement to add information regarding additional Purchasers (as defined in the Purchase Agreement) or (ii) Sections 7.1 and 7.2 to add information about additional parties or permitted transferees without the consent of the other parties hereto; and

(f) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the

Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Kansas and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Kansas or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.18 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

7.19 Spousal Consent. If any individual Stockholder is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of **Exhibit B** hereto ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement,

such Stockholder shall within 30 days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[Signature Pages Follow]

The parties have executed this Voting Agreement as of the date first written above.

COMPANY:

GREENFIELD ROBOTICS CORPORATION

By: Clint Brauer

Name: Clint Brauer

Title: Chief Executive Officer

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on ___________________, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of May 26, 2022 (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 **Acknowledgement**. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**")[or options, warrants, or other rights to purchase such Stock (the "**Options**")], for one of the following reasons (Check the correct box):

☐ As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐ As a new "Investor" in accordance with Section 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ In accordance with Section 7.1(b) of the Agreement, as a new party who is not a new "Investor," in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 **Agreement**. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 **Notice**. Any notice required or permitted by the Agreement shall be given to Holder at the address or e-mail address listed below Holder's signature hereto.

HOLDER: ___________________________

By: ___________________________
Name: ___________________________
Title: ___________________________
Address: ___________________________
____
E-mail address: ___________________________

ACCEPTED AND AGREED:

GREENFIELD ROBOTICS CORPORATION

By: ___________________________
Name: ___________________________
Title: ___________________________

EXHIBIT B

CONSENT OF SPOUSE

I, ____________________, spouse of ______________, acknowledge that I have read the Voting Agreement, dated as of May 26, 2022, to which this Consent is attached as **Exhibit B** (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:____________________________ ____

Signature of Key Holder's Spouse

EXHIBIT G TO FORM C

ADDITIONAL MARKETING MATERIALS
[SEE ATTACHED]

Gmail

Nakita DiGuardi <nakita.diguardi@greenfieldrobotics.com>

[TEST 2] 🚜Demand Is Surging — And We're Just Getting Started

Greenfield Robotics <partners@investgreenfieldrobotics.com>
Reply-To: partners@investgreenfieldrobotics.com
To: nakita.diguardi@greenfieldrobotics.com

Thu, Jul 10, 2025 at 3:46 PM

GREENFIELD ROBOTICS

Demand Is Surging — And We're Just Getting Started

July 13th, 2025

Because of your early support, Greenfield Robotics is no longer just a promising idea — it's a **field-tested, in-demand solution** that's actively reshaping how farms operate across the U.S.

Today, we're proud to say:

Our autonomous BOTONY™ robots are setting the global standard for chemical-free weed control.

Every single reservation for our 2026 season is already filled.

Why? Because our swarm-based, AI-driven bots are:

✅ More accurate (1 cm precision)

✅ Causing **less than 1% crop damage** vs. 2.5–4.5% from spray rigs

✅ Getting back in fields **3–4 days faster** than traditional solutions after rainfall

✅ Already running **day and night**

✅ Manufactured in Kansas, with a goal of fully U.S.-sourced components

✅ Backed by Chipotle, ILS (a top U.S. beef producer), MKC (with 11,000 farmer-members), and **most importantly — YOU**

This summer, we're advancing even further:

🌾 Rolling out attachments for our robots to enable **foliar feeding**

🧠 Developing sensors for **real-time micronutrient detection**

🌱 Prototyping an attachment for cover-cropping, which protects and replenishes the soil after harvest

🛠️ Enhancing a **modular, ultra-simple design** — all parts replaceable in under 30 minutes

♻️ All fully in sync with **regenerative agriculture** goals — improving soil health and reducing chemical dependence

You saw this early. You backed us when the world was still catching up.

And now?

Demand has outpaced our fleet. Farmers are hungry for a better way, and we've built it.

Which is why we're gearing up for our **second round of crowdfunding.** As one of our founding investors, you'll get:

🔥 **Early access**

🎁 **Exclusive early-bird incentives**

🚀 And the chance to grow your impact alongside our expansion

Right now, we're just opening the conversation — and we wanted you to be the first to hear.

Let's keep building the future of farming.

Let's lead the regenerative revolution — together.

Need to access your shares?

CLICK HERE TO ACCESS YOUR SHARES

With gratitude and excitement,
Nandan Kalle, CEO

🌐 investgreenfieldrobotics.com
📨 greenfieldrobotics.com

GREENFIELD ROBOTICS